IN THE MATTER OF THE ARBITRATION
OF GOLDRICH NYACAU PLACER, LLC

GOLDRICH PLACER, LLC, GOLDRICH MINING COMPANY, and GOLDRICH NYACAU PLACER, LLC, Claimants, vs. NYACAU, LLC, DR. J. MICHAEL JAMES, and BEAR LEASING, LLC, Respondents.	INTERIM AWARD

GOLDRICH NYACAU PLACER, LLC, NYACAU, LLC, DR. J. MICHAEL JAMES, and BEAR LEASING, LLC,

Counterclaimants,

vs.

GOLDRICH PLACER, LLC, GOLDRICH MINING COMPANY, WILLIAM SCHARA, STEPHEN VINCENT, DAVID ATKINSON, CHARLES BIGELOW, KENNETH EICKERMAN, WILLIAM ORCHOW, MICHEL RASMUSSEN, THEODORE SHARP, JAMES DUFF, and RICHARD WALTERS,

Counterclaim
Respondents.

GOL032-0001  5800755

TABLE OF CONTENTS

Page

INTRODUCTION1

CLAIMS AND REQUESTS FOR RELIEF BY THE CLAIMANTS2

I.Claimants’ Claim for interim distributions Based On The Allegation That All Equipment Leases Are Capital Rather Than

Operating Leases2

A.Capital vs. Operating Leases2

B.Impact of retroactive lowering of the Lease interest rates and reformulating the purchase option prices11

C.Impact of Leases as Capital Leases on Claimants’ Right To Interim Distributions13

II.Claimants’ Claim Regarding Ownership By GNP Of Leased Equipment and lease overpayments to Bear Leasing15

B.Interest charges on Leases 1-723

C.Lease charges for Arctic Camp purchased from Global Services24

III.CLAIMANTS’ CLAIM REGARDING TREATMENT OF LOANS AND INTEREST ON LOANS FOR THE PROJECT25

A.Loans25

B.Interest and fees on loans28

IV.CLAIMANTS’ CLAIM REGARDING FEES AND EXPENSES OF MOLLY ATTALA29

V.CLAIMANTS’ CLAIM REGARDING INTEREST PAYMENTS TO LACOMBE BOOKKEEPING32

VI.CLAIMANTS’ MISREPRESENTATION CLAIMS33

VII.CLAIMANTS’ CLAIM OF OVERCHARGES FOR 2012 RECLAMATION35

VIII.CLAIMANTS’ CLAIM REGARDING RESPONDENTS’ REFUSAL TO LEASE EQUIPMENT TO GOLDRICH FOR 2015

RECLAMATION OF WETLANDS37

IX.CLAIMANTS’ CLAIM RE REPAYMENT OF LEGAL FEES TO GNP38

X.CLAIMANTS’ CLAIM FOR PAYMENT OF INTEREST EARNED BY LOC 138

XI.CLAIMANTS’ CLAIMS REGARDING ALLOCATION OF TAX LOSSES39

CLAIMS AND RELIEF REQUESTED BY RESPONDENTS40

XII.RESPONDENTS’ MISREPRESENTATION CLAIMS AGAINST GOLDRICH40

A.Legal Standard for Proving Fraudulent or Negligent Misrepresentations40

B.Analysis of Respondents’ misrepresentation claims40

XIII.RESPONDENTS’ CLAIM FOR BREACH OF PLACER MINING CLAIMS LEASE REGARDING USE OF

INFRASTRUCTURE (CAMP)55

XIV.RESPONDENTS’ CLAIM FOR BREACH OF THE OPERATING AGREEMENT BY GOLDRICH ALLOWING THE CLAIMS

TO LAPSE58

XV.RESPONDENTS’ CLAIM FOR RECOVERY OF BOOK ENTRY OF INTEREST UNDER LEASE FOR WASH PLANT61

XVI.RESPONDENTS’ CLAIM FOR VIOLATION OF ALASKA UNFAIR TRADE PRACTICES AND CONSUMER PROTECTION ACT61

XVII.RESPONDENTS’ CLAIM FOR IMPOSITION OF ALTER EGO LIABILITY62

CLAIMS AND RELIEF REQUESTED BY MICHAEL JAMES64

XVII.MICHAEL JAMES’ DAMAGES CLAIMS64

DISSOLUTION AND LIQUIDATION66

XVIII.THE PARTIES’ REQUESTS FOR ORDERS REGARDING DISSOLUTION/ LIQUIDATION OF GNP66

A.Orders Requested by Claimants66

B.Orders Requested By Respondents69

C.Panel’s Continuing Jurisdiction Over the Dissolution/Liquidation Process71

XIX.PARTIES’ CLAIMS REGARDING ATTORNEY’S FEES, COSTS AND EXPENSES, AND PUNITIVE DAMAGES72

A.Attorney’s Fees, Costs And Expenses under “Prevailing Party” clause of Operating Agreement72

B.The Panel’s Ruling73

C.Punitive Damages74

XX.MISCELLANEOUS74

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INTRODUCTION

In their respective pleadings, the parties put forth a number of claims or counterclaims supported by different alleged facts.  Claimants’ claims included counts for (1) fraud in the inducement and negligent misrepresentation, based primarily on the contention that but for misrepresentations by Dr. James of his financial condition and mining experience, Goldrich would have sought more financial security before entering in the joint venture; and (2) breach of contract, and of the express covenant of good faith and fair dealing, against NyacAU and James, based on various alleged breaches of the Operating Agreement.  Claimants also sought to have the Joint Venture dissolved and requested certain orders for the Panel to make in connection with the dissolution and liquidation process.

Respondents, on their part, counterclaimed against Claimants, alleging as follows:  (1) action for breaches of contract in various particulars; (2) breach of fiduciary duty by Goldrich; (3) fraud, negligent and innocent misrepresentations by Claimants, which allegedly induced Respondents to enter into the Operating Agreement, as well as the Term Sheet and Placer Mining Claims Lease which proceeded it; (4) breach of said agreements by Claimants, as well as breach of a mining contract with Black Rock Drilling regarding some hard rock drilling performed by Goldrich at the site; (5) breach of fiduciary duty by Goldrich as a joint venture partner of NyacAU under the Operating Agreement; (6) unjust enrichment, by virtue of improvements made by Respondents NyacAU and Dr. Michael James (“James”) to the mining claims, beyond those specified by the Operating Agreement (7) Violation of the Alaska Fair Trade Practice Act by Goldrich and its Board of Directors, based upon allegations of deceptive acts and practices; and (8) alter ego against the Goldrich Board of Directors, alleging misuse by the Board of the Goldrich entity to commit the alleged misrepresentations and breaches of contract alleged in the counterclaim.  Respondents also requested dissolution and certain orders in connection therewith.

However, in their final statements of damages and orders submitted at the Panel’s request at the end of the evidentiary hearing, the parties provided lists which did not encompass all of the claims that appeared in their respective pleadings.  For example, Respondent James abandoned

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claims against Goldrich related to amounts owed to Black Rock Drilling (68% owned by James) for rental of equipment used for hard rock drilling by Goldrich.  Similarly, Claimants deleted in their damages list a request for any relief (other than a general prayer for punitive damages) based on fraud and/or negligent misrepresentation (Exhibits 426, 429).  Accordingly, in analyzing the claims, the Panel has focused on the items of relief actually requested by the Parties as they relate to the claims/counterclaims, rather than the strict language of the claims/counterclaims themselves.

CLAIMS AND REQUESTS FOR RELIEF BY THE CLAIMANTS

I.Claimants’ Claim for interim distributions Based On The Allegation That All Equipment Leases Are Capital Rather Than Operating Leases

There is a sharp dispute between the parties as to whether Leases 1 through 7 are properly characterized as “capital” or “operating” leases.  Claimants argue that all the Leases are capital leases, whereas Respondents contend they are “operating” leases.  The parties do not dispute that this is a relevant issue which could impact the manner in which monies were handled under the Operating Agreement.  Among other things, Claimants contend that if the Leases are capital leases, it would create a positive impact on Claimants’ right to interim distributions for 2016-17 under Article 10 of the Operating Agreement, which provides that only “Operating Expenses” for the year in question, along with payments due under LOC 2 and LOC 3, need be paid by GNP before the Members each receive a 10% distribution “in kind”, of the “remaining gold produced” (Section 10.1.2).  This issue is addressed below.

A.Capital vs. Operating Leases

There were a total of seven equipment leases (“Leases 1-7”) entered into for the Little Squaw Mine operations.  Each was a “form” lease, virtually identical in language to Lease 1, except for obvious differences in the equipment covered and the lease price.  The parties to each lease were Bear Leasing (“Bear Leasing”) (a company  owned and controlled  by James) , as lessor, acting on behalf of NyacAU, and the joint venture, Goldrich NyacAU Placer, LLC (“GNP”) as lessee.  James testified that the leases were run through Bear Leasing—a company owned and controlled by James--rather than negotiated directly with GNP by the owners of the

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equipment--because GNP had neither the credit, the finances, nor the operations history to qualify as a direct lessee.  Bear Leasing, on the other hand, did have the qualifications to lease (or purchase) the equipment from the owners, and to obtain necessary financing in connection therewith.  Accordingly, James caused Bear Leasing to procure the equipment for Leases 1-7, and to in turn lease the equipment to GNP.  Among other provisions, each Lease had a five year term from its inception, was cancellable at will (upon 30 days prior notice) and had a purchase option, triggered at the end of term, which allowed GNP to purchase the equipment, either at 10% of the cost of the equipment or a price agreed by the parties. (The cost of the leased equipment was stated in  attachments to the Leases.

Section 2.28 of the Operating Agreement provides that “Operating Expenses” “shall not include capitalized equipment leases or purchases”.  This question is of some importance, since (i) the categorization of Leases 1 -7 as either “capital” or “operating” leases is relevant to determining the parties’ rights to interim distributions under Article X of the Operating Agreement; and (ii) indirectly, in the circumstances, whether GNP should be deemed to have exercised the purchase option in any of the Leases which have run their terms, and thereby become the beneficial owner of the leased equipment.

There was no parol evidence submitted by the parties of discussions at time of contracting of the intended meaning of the term “capital lease”, and the term is not defined in the Operating Agreement. Accordingly, the Panel was left to interpret the language on its face, with help from the parties’ experts -- for the Claimants, Jeffrey Katz and Richard Daubenspeck, and for the Respondents, Scott Shaffer and Michael Tope.

1.The Minimum Lease Payment analyses for Leases 1 through 6.

The experts agreed that Leases 1, 3, 5 and 6 are capital leases.  Both Dr. Katz and Mr. Shaffer pointed out that the issue is determined by the criteria under the Financial Accounting Standards Codification (“FASC”)), § 840-10-25-1.  If any one of the following criteria under this standard is met, the Lease is to be regarded as a capital lease:

(i)Transfer of ownership.  (The Lease transfers ownership of the property to the Lessee by the end of the Lease Term.)

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(ii)Bargain purchase option.  (The Lease contains a bargain purchase option, which allows the Lessee to purchase the equipment at the end of the Lease Term for substantially less than its fair market value.)

(iii)Lease Term.  (The Lease Term is equal to 75% or more the estimated economic life of the Lease property.) and

(iv)Minimum Lease Payments.  (The present value, at the beginning of the Lease Term, of the Minimum Lease Payments, excluding that portion of the payments representing executory costs such as insurance, maintenance and taxes to be paid by the Lessor, including any profit thereon, equals or exceeds 90% of the excess of the fair market value of the leased property to the Lessor at Lease inception over any related investment tax credit retained by the Lessor and expected to be realized by the Lessor).

As Mr. Shaffer testified, the formula for determining present value based on Minimum Lease Payments (subparagraph (iv), above), is not necessarily a constant.  FASC Section 840-10-35-4 provides that, if at any time, the provisions of the lease are amended in a manner that would result in a different classification of the lease under the above criteria, the Amendment shall be considered a “new agreement” and the capital lease criteria shall then be applied “for purposes of classifying the new lease.”  However, Mr. Shaffer explained that he did not have sufficient information to determine the impact of any amendment to the Leases, beyond the obvious increase in fair market value based upon new equipment added to the Leases by such amendments.

Dr. Katz did not comment on the right to recalculate minimum lease payments with a change in the lease; however, both experts agreed that Leases 1, 3, 5 and 6 are Capital Leases based on analyses performed, under subparagraph (iv), which showed that the present value of Minimum Lease Payments equaled or exceeded 90% of the excess of the fair value of the leased property to the Lessor at Lease inception.  In this regard, Mr. Shaffer made an initial comparison of the fair market value as of the original date of the Lease (per Michael Tope’s report) with the present value of future Minimum Lease Payments using a 15% discount rate (Shaffer Report, paragraph 42).  The analysis indicated that Leases 1, 3, 5 and 6 all met the “Minimum Lease Payments” criterion.  Dr. Katz arrived at the same conclusion in his report regarding these Leases, but also concluded that Leases 2 and 4 met the Minimum Lease Payment criterion.

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In response, Mr. Shaffer pointed out that Mr. Katz’s analysis of the Minimum Lease Payment criterion was incorrect because it erroneously compared the present value of Minimum Lease Payments with the equipment cost at the inception of the Lease instead of with the fair market value of the Leases at inception, and that if fair market value at inception had been used as the baseline (as calculated by Claimants’ expert Richard Daubenspeck) Leases 2 and 4 would not have met the Minimum Lease Payment criterion.  (Shaffer Rebuttal Report, ¶¶ 30-31 and Tables 3 and 4).

The Panel believes that Mr. Schaffer’s rationale is correct.  Contrary to Dr. Katz’s view in applying the Minimum Lease Payment criterion, the parties did not agree, at inception of the Leases, that the fair market value at the end of term would be the cost of the equipment; what they did agree was that the fair market value of each Lease upon expiration would be equal to 10% of the contract price.  The only expert who performed a calculation of the fair market value of the Leases at inception was Claimants’ expert Mr. Daubenspeck, and Mr. Schaffer appropriately used his numbers in determining that Leases 2 and 4 did not meet the Minimum Lease Payment criterion.  (Dr. Katz, at least implicitly, recognized the propriety of using Mr. Daubenspeck’s calculations, by doing so in his analysis, discussed below, of whether the purchase option prices for Leases 2 and 4 were “bargain” prices.)

2.The “bargain price” analysis for Leases 2, 4, and 7.

Dr. Katz also performed an analysis in which he concluded that all Leases qualified as capital leases under the “bargain purchase price criterion” of FASC § 840.  By contrast, Mr. Shaffer stated that he did not have sufficient information to determine whether or not any Lease in fact did provide a bargain purchase price option to the Lessee at the end of term, since he did not have information on the transport costs of the equipment from Little Squaw to Fairbanks, whch, he opined, would have to be added to the purchase option price.  However, even making allowance for reasonable transport costs (along the winter trail), Dr. Katz’s analysis indicates that the purchase option prices for Leases 2 and 4, although not for Lease 7, were still “bargain prices”.

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The issue with this calculation, as explained below, is whether the parties’ agreement on the fair market value of these Leases at end of term preempted this analysis.

Lease 2.  In Lease 2, the parties agreed that at the end of term GNP could purchase the equipment for fair market value, which the parties set at 10% of the equipment cost of $900,000, unless the parties agreed on another option price.  The parties did reach agreement, as shown by Exhibit A of the Lease, but the purchase option price specified was $90,000, which in fact equaled 10% of the equipment cost.  By comparison, Claimants’ expert Mr. Daubenspeck estimated the fair market value of Lease 2 at inception at $535,000.   Mr. Tope estimated the fair market value at end of term to be $1,120,000, but did not calculate fair market value at inception, as the accounting standards require.  However, even using Mr. Daubenspeck’s lower number, an option to purchase the equipment for only $90,000 was clearly a bargain.

Lease 4. Lease 4 also states that 10% of the equipment cost shall represent the fair market value of the Lease at the end of term, and be the purchase option price, unless the parties otherwise agreed.  The cost of the equipment for Lease 4, as amended, totaled $1,274,219, 10% of which is $127,421.  However, Bear Leasing inserted in Exhibit A that the purchase option price (or fair market value of the equipment at the end of term) would be $477,430, 100% of the original equipment cost, and almost 30% of the amended equipment cost. By comparison, Mr. Daubenspeck estimated fair market value at Lease inception to be $1,117,750; Mr. Tope, again, did not calculate a fair market value, at inception, of the lease at end of term, but did calculate the fair market value at end of term of term to be $579,500, and, considering the equipment subsequently added to the lease under four (4) amendments, increased the number to $1,587,000.  (As pointed out by Mr. Shaffer, discussed above, it is appropriate to consider the impact of these amendments on the determination of whether a lease is a capital or an operating lease, but neither Daubenspeck nor Tope calculated any change in fair market value at end of term at the time the amendments were signed.)  However, using Mr. Daubenspeck’s number (which did not include the impact of the amendments), the option price of $477,430 would still have been a bargain.

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Lease 7.  Dr. Katz also concluded that the purchase option price for Lease 7 was a “bargain price”.  However, this conclusion was based on the unsupported assumptions that (i) the equipment cost reflected the fair market value of the equipment; at end of term; and (ii) the purchase option price was 10% of the equipment cost.  Lease 7 sets forth the costs of the equipment at $197,404.00, and states that GNP will have the option to purchase the equipment for “fair market value”.  Exhibit A references a “Purchase Price at Conclusion of Term”, and states “See attached”, but the attachment does not mention the purchase price. No evidence was provided of whether the purchase option price was to be 10% of the equipment cost, what the purchase price would be, or what the fair market value of Lease 7 would be at the end of term.  Thus, the Panel can draw no conclusions as to whether the purchase option price for Lease 7 was a bargain price.

3.The impact of the parties’ agreements on the capital v. operating lease analyses.

Except for Lease 7, each of the Leases contains the standard language that, at end of term, “Lessor and Lessee hereby agree that the fair market value [of the Lease] shall be 10% of the amount Lessor paid for the item of Equipment at the time Lessor purchased Equipment, as established by receipts or other reasonable proof, unless a specific purchase price is agreed as demonstrated on the Exhibit A attached hereto.”  This raises an issue which neither party presented at the hearing but which the Panel must consider, since all the Leases are exhibits which were part of the evidentiary record.  If the parties’ agreement in this regard were to be honored, the fair market value of Leases 1 through 6 at end of term, calculated at the inception dates, would be set at only 10% of the equipment cost, which could impact the parties’ analyses as to whether Leases 2 and 4 are capital leases.  Accordingly, within thirty (30) days of the date of this Interim Ruling the Panel invites the parties, at their options, to make submissions on the following issues: (i) whether and to what extent, under Alaska law, the parties’ agreement at inception of a lease of the fair market value of the leased equipment at the end of term would preempt or otherwise impact an analysis of whether the lease was a capital lease under authoritative accounting standards; and (ii) what impact enforcement of the parties’ agreements in this regard would have on the capital lease analyses performed by the experts.  For any submission(s) made, the opposing

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party shall have fifteen (15) days to file a response.  The Panel’s ruling on the issue will be incorporated into the Final Award, as well as used in conjunction with Section I.C.

4.Impact of the “cancellation at will” provisions

Molly Attala testified that she and the Respondents believed the Leases were Operating Leases because each of them contained a provision allowing the Lease to be cancelled at will, subject to a few conditions not here relevant; she also testified that the cancellation provisions were placed into the Leases intentionally by Respondents to ensure that the Leases were operating rather than capital leases.

However, both parties’ experts acknowledged that the four criteria for defining a lease as a capital lease do not include a right of cancellation.  Additionally, Dr. Katz explained that although FASC § 840 does recognize generally that cancellable leases are operating leases, the lease would be deemed to be non-cancellable if the cancellation clause would cause the lessee to incur a penalty in such amount that continuation of the lease to end of term would appear, at inception, to be reasonably assured.  A penalty under ASC § 840 is broadly defined as “any requirement that is imposed or can be imposed on the Lessee by the Lease Agreement or by factors outside the Lease Agreement” which would cause the lessee to incur unreasonable economic or related burdens.

Shaffer, in his report, also pointed out that cancellability is not a controlling factor in determining whether a lease is a capital or operating lease.  Specifically, he confirmed that out of the four criteria set forth in ACS 840, only one must be satisfied in order for the Lease to be deemed a Capital Lease; and, as set for the above, these factors do not include cancellability.  Mr. Schaffer also does not challenge Dr. Katz’s analysis that a lease will not be deemed cancellable at will, despite a provision to that effect, where exercise of the clause seems very unlikely at the lease’s inception.

In the Panel’s view, the evidence set forth below shows that, at the inception dates of all Leases except Lease 7, it was unlikely that the Lessee would exercise the cancellation clause.

1.Leases Numbers 1-4

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Leases 1-4 contain virtually identical terms. Each Lease has a 5 year term from inception (The inception dates of Leases 1-4 were: Lease 1 – August 1, 2012; Lease 2 – January 1 2013; Lease 3 – March 1, 2013; and Lease 4 – January 1, 2014).  All these Leases contain identical clauses allowing cancellation at will by the Lessees on thirty (30) days prior notice. At the inception of Lease 1, NyacAU’s estimate was that it would take at least 4.67 years after mining operations commenced to achieve commercial production.  This estimate had not changed on the inception dates of either of Leases 2 and 3, since actual mining operations did not commence until after those dates.  The evidence was clear that under the US Corp of Engineers’ (“USACOE”) directive, and even though GNP was issued a general permit covering ten acres in August 2012, NyacAU could not begin mining operations at the desired level until it had been issued an individual permit, which did not occur until August 2013.

As of January 1, 2014, the Lease 4 inception date, it was the middle of the winter season, when no mining could occur.  During a brief period in 2013, after receiving its individual permit, NyacAU had conducted limited mining operations on its 10-acre parcel using “Big Blue”, a wash plant which had been supplied by Goldrich in connection with the deal.  However, NyacAU quickly discovered that Big Blue would have to be replaced by a new and larger wash plant in order to resolve problems with Big Blue’s screen and also the inability of its “grizzly” to handle large boulders during the washing process.  Big Blue also had a limited capacity for processing “pay zone” material, which obviously reduced gold production.

The evidence established that NyacAU addressed these problems by deciding to design and build a new wash plant, which could process a much higher amount of pay zone material than Big Blue (500-600 yards of pay zone per hour, which ultimately was accomplished). By January 1, 2014, NyacAU was in the process of doing this, to the extent its financial resources would permit. Thus, mining production of the type contemplated to reach the “Minimum Production Requirement” under the Operating Agreement had not yet commenced; and NyacAU’s estimate of 4.67 years to meet this milestone had still not started to run.

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Given these factors, there was only a remote chance, as of the latest inception date, January 1, 2014, for any of Leases 1-4 to be cancelled before their ends of term.  This effectively made cancellability a non-factor in determining whether these Leases were capital leases.

2.Lease Numbers 5-6.

Leases 5-6 also contain essentially identical five (5) year terms, and cancellation clauses which allowed the Lessee to cancel the Leases at will with 30 days written notice. Lease 5 was executed on March 1, 2015; Lease 6 on August 15, 2015.  During part of this period, NyacAU was in the process of completing the new wash plant and working out initial problems that arose with production runs.  Mining operations using the new wash plant did not commence until the middle of 2015.  Thus, at this time, NyacAU’s estimate of 4.67 years to reach the Minimum Production Requirement had not changed and NyacAU was still anticipating that problems with the wash plant would be resolved and the plant would be able to process the necessary 500-600 yards of pay zone material per hour for the indefinite future. As such, the likelihood of GNP, the lessee, deciding on an early cancellation of Leases 5 and 6 as of their respective inception dates was still marginal, thereby effectively eliminating cancellability as a factor in determining whether these Leases were capital leases.

3.Lease Number 7.

The cancellability of Lease 7 was not analyzed by either Mr. Shaffer or Dr. Katz.  Lease 7 was executed by the parties on May 1, 2017.  As with the other Leases it had a 5-year term and a clause allowing the lessee to cancel at will with 30 days advance notice.  At this time, the wash plant was up and running and enabled GNP to turn a profit for the first time, but the evidence showed that NyacAU nonetheless had doubts about the ability of NyacAU to achieve the Minimum Production Requirement required by the Operating Agreement. Thus, the evidence presented was insufficient to determine whether the cancellability of the Lease could be considered as a factor for determining if Lease 7 was a capital lease.

4.Other factors relevant to cancellability of the Leases

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The evidence also revealed other factors indicating the unlikelihood of cancellation at the inception dates of Leases 1-6, including the following, some of which were noted by Dr. Katz in his report: (i) it is improbable that Dr. James, acting through NyacAU on behalf of the Lessee, GNP, would cancel a Lease with his own company, Bear Leasing, thereby depriving Bear Leasing the full economic advantage of lease payments to the end of term; (ii) cancellation could give rise to costs of either storing the equipment or having it removed from the site and sold or leased to another party, the cost of which would be significant; (iii) GNP would have to replace the equipment with new equipment leased from Bear or another vendor, which would be likely to incur additional costs; and (iv) assuming the equipment were integral to mining operations, its replacement could potentially cause significant down time.

B.Impact of retroactive lowering of the Lease interest rates and reformulating the purchase option prices

The evidence also showed that, in 2016, the interest rates on Leases 1, 2 and 3 were lowered by NyacAU from 15% to 9.6%, both retroactively and going forward. Also, Leases 4, 5 and 6 were amended by eliminating the 10% purchase option and requiring exercise of the purchase option at the fair market value of the Lease at end of term.  As Ms. Attala explained in her testimony, the purpose of these Amendments, which she orchestrated, was to respond to Goldrich’s stated position that all the Leases were capital leases, by creating Amendments which, in her view, ensured that the Leases indisputably could be characterized as operating leases.  As a result of the amendments to Leases 1-3, Ms. Attala credited $1.5 million in excess interest payments by GNP (the overall difference between 15% and 9.6% interest charges) against LOC 1.   Mr. Schara, testified that Goldrich never agreed to these amendments, or to the $1.5 million credit, and considered them invalid.

It was not disputed that Leases 1-6 were subject to § 4.3 and § 2.2 of the Operating Agreement, which provide that any transaction between GNP and the Manager (NyacAU) or an “Affiliate” of the Manager is subject to prior written approval by Goldrich. The Lessor under each of the Leases was Bear Leasing, a company owned by Michael James, who also owns NyacAU.   Section 4.3 further provides that such transactions, in any event “shall not be void or voidable so

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long as the terms are reasonable and comparable to an arms-length transaction between unrelated persons.”  In this case, it is quite clear to the Panel that the amendments promulgated by Ms. Attala were intended to benefit NyacAU and Bear Leasing in at least two ways:  (i) insuring that all Lease payments could be characterized as Operating Expenses, thereby minimizing the opportunity of Goldrich to obtain interim distributions in accordance with § 10 of the Operating Agreement, since, as Operating Expenses, Lease payments for any year would have to be deducted before the parties could obtain any interim distributions for that year; and (ii) changing the purchase option formula from payment of  10% of the fair market value of the Leases at inception to payment of the entire amount of fair market value at end of term, which virtually insured that GNP would not have the financial wherewithal to exercise the purchase option on any Lease, thereby allowing NyacAU (through Bear Leasing) to renew the Leases for another term, possibly extending up to the end of mine life (estimated at between 11 and 13 years in the Martin Report)..  It might well be argued that Ms. Attala’s amendments brought the Leases closer to the standard of “reasonable. . . arms-length transactions”, and provided GNP with a $1.5 million benefit at the same time.  However, in the Panel’s view this is overcome by the material change in the purchase option formula, which effectively deprived GNP of its purchase option rights under Section 6.4 of the Operating Agreement. (Section 6.4 requires that any lease generated by NyacAU include a purchase option).Thus, the Panel holds that it was reasonable for Goldrich to withhold its approval from these unilaterally implemented amendments, and they therefore are deemed invalid.

Finally, it deserves notation that the reference to capital leases in the Operating Agreement is somewhat cryptic: “Operating Expenses shall not include capitalized equipment leases or purchases.”  “[C]apitalized equipment leases or purchases” is not a defined term under the Operating Agreement, and the parties presented no meaningful parol evidence as to the precise meaning of the term which they mutually intended at the time of contracting.  The Operating Agreement also requires, in Section 15.8, a unanimous vote of the Members to amend the Agreement.  Thus, the parties could easily have clarified the definition of a “capitalized equipment

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lease or purchase” to avoid the uncertainty that led to the issue of how Leases 1-6 should be characterized.

C.Impact of Leases as Capital Leases on Claimants’ Right To Interim Distributions

The parties’ experts were at odds as to whether, assuming that the Leases were all capital leases, payments thereunder should have been recorded as “Operating Expenses” or as a debt liability on GNP’s books of account, along with a calculation of the yearly depreciation.  Mr. Shaffer argued that, even if all the Leases were capital leases, the costs of the Lease, which Shaffer defines as including interest payments and amortization, should nonetheless be considered “Operating Expenses”.  His stated rationale was that the payments under the Leases consist of and are identical to sum total of interest payments and amortization of the assets over the Lease terms.  By contrast, Dr. Katz concluded that both lease payments and amortization should have been reflected as an expense on GNP income statements (Joint Exhibit 13, p. 27).

If Mr. Schaffer’s view were to be accepted, however, the exclusion of capital leases as “Operating Expenses” under Section 2.28 would have virtually no meaning.  All payments made by GNP under any capital lease—i.e, Leases 1-6--would be treated as Operating Expenses, simply because those payments would equal the sum total of interest and amortization of assets at the end of the day.  Fundamental rules of contract construction require the Panel to give meaning to every clause in a contract, and the clear meaning of the last sentence of Section 2.28 is that, for whatever reason, the parties agreed that “capitalized equipment leases”, which implicitly and necessarily includes the costs of such leases, would not be treated as “Operating Expenses”.  Legally, this interpretation must prevail over any contrary interpretation based on the analysis of any expert, however erudite.

The analysis performed by Dr. Katz, not challenged by Mr. Shaffer or any other witness, confirmed that GNP made profits in 2016 and 2017.  Article 10 of the Operating Agreement becomes relevant in such circumstances.  Under Article 10.1, GNP is obligated to distribute revenue (in cash or as gold) generated from production by (i) under Section 10.1.1, first paying all Operating Expenses and liabilities incurred under LOC1 by GNP for the particular calendar year;

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(ii) under Section 10.1.2, distributing in kind 20% of the remaining revenue to NyacAU and Goldrich to be shared equally; and 3) deducting any liability of Goldrich under LOC 2 or LOC3  from its 10% share before a distribution is made  (Article 10 also provides for subsequent distributions after this occurs, but those provisions are not relevant for the 2016-17 time period).

Profits in 2016 and 2017 resulted in interim distributions to the parties, equivalent to $67,580 for 2016 and $228,910 for 2017.  NyacAU apparently received its distribution in cash or gold; but the payments due Goldrich for 2016 and 2017 were first used to pay off a substantial portion of a $250,000 obligation owing under LOC3, resulting in Goldrich obtaining no distribution in 2016 and a reduced distribution in 2017.  In both years, the annual costs of the Leases were deducted, as Operating Expenses, prior to the distributions, on the assumption that they were all operating, as opposed to capital, leases.

However, the characterization of any leases as capital leases may require some recalculations under Article 10. All payments made, along with depreciation in the value of the equipment, under Leases determined to be capital leases that were in force during years of mining operations—2013, 2015, 2016 and 2017 - should be eliminated from the Operating Expenses calculation for those years, and recorded as liabilities on GNP’s books. If this results in the mining operations making a profit in 2013 and/or 2015, a determination should be made in accordance with Article 10 as to whether mining operations were profitable, and if so, whether Goldrich was entitled to any interim distributions for those years. As to the profitable years of 2016-17, the amount of distributions due Goldrich may need to be recalculated by excluding Lease costs and depreciation of the equipment for those years as Operating Expenses, and increasing both parties’ share of distributions in accordance with Article 10.  If the Panel determines any Lease(s) to be capital leases following the parties’ briefing under Section I.A(3), then the parties will be asked to submit either a joint or separate calculations to the Panel of adjustments to distributions, considering such Leases, under Section 10.4 of the Operating Agreement, within fifteen (15) days, and the Panel’s determination in that regard shall be included in the Final Award. Any additional amounts to which Goldrich might be entitled as a result of such

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determinations by the Panel shall bear interest at the legal rate from the date by which such distributions should have been made. If any party contends that any additional recalculations of the parties’ accounting duties towards one another need to be made due to this aspect of the Panel’s decision, submissions on any such point may be made along with the calculations directed above.

Section 10.4 provides that notwithstanding any other section of Article 10, “distributions in liquidation of the [GNP] shall be made to each Member in the manner as set forth in Article 14” (which sets out the dissolution/liquidation process).  However, it is the Panel’s view that Section 10.4 would apply only where a party had given notice of dissolution of GNP under one or more of the factors set forth in Article 14, or the parties had otherwise agreed to dissolution.  No evidence was submitted showing that any party demanded, or that the parties agreed to dissolution before 2018, which makes Article 10.4 irrelevant to interim distributions before that.

It is critical that the above ruling not give either party a windfall.  GNP’s liability to NyacAU, through Bear Leasing, for lease payments and depreciation of the equipment, will be a liability of GNP to NyacAU (as a creditor) through Bear Leasing, which must be paid to the fullest possible extent before any final distributions are made.  And under Article 14.3, NyacAU, as the “liquidator”, has “full power and authority to sell assign or encumber any or all of [GNP’s] assets and to wind up and liquidate the affairs of [GNP] in an orderly and businesslike manner”, which in turn requires that the proceeds from GNP’s assets be first applied to payments of GNP’s liabilities and debts to creditors, including NyacAU. (Section 14.3.1).

II.Claimants’ Claim Regarding Ownership By GNP Of Leased Equipment and lease overpayments to Bear Leasing

The initial versions of Leases 1-7 between Bear Leasing and GNP all provided purchase options to GNP (the Lessee) at the end of the Lease terms, as follows:

1.Lease 1 (June 1, 2012 – June 1, 2017) purchase option was for 10% of cost of equipment, agreed to be $155,844 (cost of equipment $1,558,444).

2.Lease 2 (January 1, 2013 – January 1, 2018) purchase option was for 10% of cost of equipment, agreed to be $90,000 (cost of the equipment--$900,000).

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3.Lease 3 (March 1, 2013 – March 1, 2018) purchase option was for 10% of cost of equipment, agreed to be $277,384 (cost of the equipment--$2,773,384)

4.Lease 4 (January 1, 2014 – January 1, 2019) purchase option was stated to be for 10% of cost of equipment ($1,274,437), unless parties otherwise agreed.  Purchase option price was set at $447,437.  But neither number accounted for additional equipment added to the Lease through four later amendments, which, in the view of Respondents’ expert Michael Tope, raised the estimated fair market value at termination to $1,587,000, roughly 3 times the purchase option price (Shaffer Report, ¶¶ 30-31, Attachment C));

5.Lease 5 (March 1, 2015 – March 1, 2020) purchase option was for 10% of equipment costs ($690,098), unless parties otherwise agreed.  Purchase option price set forth the in the Lease was $172,456, which exceeded 10% of the cost of the equipment.  But neither number accounted for cost or value of additional equipment added to Lease by later amendments;

6.Lease 6 (August 15, 2015 – August 15, 2020) purchase option was for 10% of equipment cost unless parties otherwise agreed.  But purchase option price set forth in the Lease was identical to cost of equipment under the Lease--$2,665,571, and does not appear to have taken into account the cost or value of later added equipment); and

7.Lease 7 (May 1, 2017 – May 1, 2022) purchase option price was fair market value of the equipment at end of term. Specific purchase option price was referenced to an attachment, but attachment contained no specific number.

On October 20, 2017, an attempt was made by NyacAU to cancel Leases 4-7 which by their terms had not yet expired, and to replace the Leases with a single, new rental agreement, effective November 1, 2017, that contained no purchase option.  On March 23, 2018, NyacAU provided notice that the Leases 1-3, by their terms, had expired and informed Claimants that each of those Leases had been replaced by a new rental agreement.  All these new rental agreements set a purchase option date at September 30, 2018. Claimants objected to and refused to approve any of the new rental agreements.

A.GNP’S Overpayments to Bear Leasing and beneficial ownership of certain equipment

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Under Section 6.4 of the Operating Agreement, NyacAU as Manager was given the right to “lease, with option to purchase, to [GNP] such personal property and equipment as may be reasonably necessary or desirable for efficient operation at the Claims.”  Thus, it was clearly contemplated that any lease executed by NyacAU was required to include an option to purchase.  As originally formulated, Leases 1-6 met this requirement. For Leases 1-3, at the end of the five (5 year GNP as the Lessee had the option to purchase the equipment for 10% of equipment costs, which the parties agreed would be the fair market value of the equipment at that point. The purchase option prices for Leases 4-6 exceeded 10% of equipment costs. However, the evidence showed that for Leases 1-3, NyacAU did not enable GNP to exercise its purchase option, but instead required GNP to enter into new “rental” agreements which essentially extended the Lease terms and either deferred or eliminated the purchase options.

1.Lease Numbers 1-3.

Leases 1-3 ran for their full terms without the exercise of a purchase option by GNP.  In March of 2018, NyacAU’s counsel sent a letter to Goldrich with draft agreements which extended Leases 1-3 for one year, effective as of their respective expiration dates. GNP’s purchase options under the Leases were preserved but moved to new dates – exercise of the option for each Lease by September 15, 2018 and full payment of the option prices by September 30, 2018.  The Amended Rental Agreements required the approval of Goldrich, under Section 4.3 of the Operating Agreement, and a space was provided for in each Agreement for Mr. Schara’s sign off, which he refused to do. Nonetheless, the Amended Rental Agreements were signed by the parties (Bear Leasing as Lessor and GNP as Lessee), and apparently put into effect. The purchase options under the Amended Rental Agreements for Leases 1-3 were never exercised, in part because the parties at that time were in the midst of this arbitration dispute and had mutually decided to dissolve GNP.

Dr. Katz performed an unchallenged analysis of the economic impact of the Amended Rental Agreements for Leases 1-3, which showed the following:

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Lease No. 1. As stated above, the purchase option under Lease No. 1 allowed GNP to purchase the equipment at the end of term for $155,844.43, which was the equivalent of 10% of the cost of the equipment at the inception of the Lease. However, the records also show that GNP was charged $20,957 per month as a lease payment under the Amended Rental Agreement, which totaled $167,663 up to January of 2018.  In addition, Mr. Katz confirmed that if Lease payments had been made as required from February 2018 to September 2018, GNP would have been charged with additional Lease payments of $167,656, for a total of $335114.  Thus, the continued lease payments by GNP exceeded the purchase option price, by $12,350 to January 2018, and assuming rental payments continued through December 2018, by approximately $180,000

Lease No. 2.  The purchase option price agreed by the parties under Lease No. 2 was $90,000, which equaled 10% of the cost of the equipment at lease inception. However, the option was not exercised and GNP was charged with a Lease payment of $15,263 in January 2018.  To the extent these payments continued from February and September, 2018 GNP would have paid another $115,200.  The recorded extra charge for January 2018 is substantially less than the purchase option price, but well in excess of the purchase option price if GNP in fact made additional payments between February and September 2018.

Lease No. 3.  Under Lease 3, the parties agreed to a purchase option price at termination of $277,384, which was 10% of the estimated value of the Lease at inception expressly set forth in the Lease.  No evidence was submitted of any continuation of Lease payments under the Amended Rental Agreement, or of any amounts charged to GNP and recorded on its books after January 1, 2018 (the expiration date of Lease 3); however, Dr. Katz pointed out that if Lease payments had continued for the period between January 1 and September 30, 2018, they would have totaled $399,434, substantially more than the purchase option price.

The payments made under the Amended Rental Agreements for Leases 1-3  were of obvious benefit to NyacAU and Dr. James (through Bear Leasing), enabling them to continue to obtain Lease payments beyond the initial 5 years terms of the Leases, while still maintaining ownership of the leased assets.  The Operating Agreement gave broad and exclusive powers to

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NyacAU to manage and control the business activities of GNP, but it is purposely circumscribed concerning transactions with related entities by requiring approval of Goldrich, acting in good faith, before those transactions are implemented.  The only way around this would be for NyacAU to be able to show that the deal is “reasonable and comparable to an arms-length transaction between unrelated persons; and it is illogical to assume that a “reasonable person”, as a lessee under the Leases, would have agreed to give up the purchase option, at a “bargain price”, in favor of continuing to make lease payments well in excess of the purchase option price. ”Moreover, Section 6.4 of the Operating Agreement obligated NyacAU to include an enforceable option to purchase in any lease which it executed for the project.

The Operating Agreement also provided that NyacAU’s first duty was to GNP, not to one of NyacAU’s related companies.  Section 7.6 expressly requires NyacAU, as Manager, “to discharge its duties and exercise any rights under [the Agreement] consistent with the contractual obligation of good faith and fair dealing.” This language is consistent with the universally recognized principle that the manager of the joint venture has a fiduciary duty to the venture to faithfully perform all of its responsibilities under the joint venture agreement. Relevant to this standard of conduct, it is the Panel’s view that NyacAU has not met these standards with respect to the Amended Rental Agreements for Lease 1, and possibly Leases 2 and 3. (depending on the amount of lease payments made from February to the present time). NyacAU could have facilitated GNP’s exercise of the purchase options under Leases 1-3 by funding the purchase option price through installment payments that equaled the monthly rental amounts charged under the Amended Rental Agreements until the option price was paid (increasing LOC 1 as appropriate), and then transferring title to the leased equipment to GNP.  Since the purchase options in Leases 1-3 were triggered between June 2017 and March 2018, this potential course of action was made more feasible by the fact that GNP made profits in 2016 and increased profitability in 2017.

Both Dr. Katz and Mr. Shaffer have calculated that lease payments by GNP for Leases 1-3 under the Amended Rental Agreements either have or may have resulted in overpayments to Bear,

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when properly accounting for the purchase option prices. The Panel agrees with this methodology, but has reached a somewhat different conclusion in running the numbers.  For Lease 1, after deducting the purchase option price of $155,844, GNP’ records show addition lease payments of $11,819 as of January 1, 2017.  Per the Amended Rental Agreement, this amount would increase by $199,480.80 (totaling $208,369.59) if GNP had continued to make lease payments from February to September 2018.  For Lease 2, GNP’s books show additional lease payments of $15,263.62, far less than the purchase option price of $90,000; but if lease payments were made by GNP from February to September 2018, per the terms of the Amended Rental Agreement, the overall lease payments by GNP would have increased by $115,200.  The result, after deducting the purchase option price ($90,000) would be an overpayment to Bear Leasing of $40,463.  For Lease 3, GNP’s books show no lease payments under the Amended Rental Agreement up to January 2018.  But if lease payments were charged to GNP from January to September 2018, the total amount of those payments would have been $399,443.50.  Deducting the purchase option price of $277,284, the overpayment to Bear Leasing would be $122,150. Thus, total overpayments to Bear Leasing for Leases 1-3 ranges from a low of $11,819 to a potential high of $370,983, excluding prejudgment interest, through September 2018.  These amounts would obviously increase to the extent additional lease payments were made after September 2018.

The significant variable in the above calculations, of course, is what lease payments, if any, were made by or charged to GNP under the Amended Rental Agreement for Leases 1-3 from January to the present.  This information is necessary to accurately determine the amount of overpayments made to Bear. Therefore, within 15 days from the date of this Interim Award, Respondents shall supply a copy of GNP records which show lease payments on Leases 1-3 from January through the present, and Claimants shall provide any response to the submission within fifteen (15) days thereafter.  The Panel will determine the total amounts of overpayments to Bear Leasing from this information, which shall be incorporated in the Final Award, and said amount shall be deducted from LOC 1 in the context of the dissolution process.

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The above information is also needed to determine GNP’s beneficial ownership of equipment under Lease 1-3.  For any Lease where GNP has made a higher dollar amount of lease payments under the Amended Rental Agreement than the purchase option price of the Lease, GNP shall be deemed the beneficial owner of the Leased equipment in connection with the dissolution process.

2.Lease Numbers 4-7.

Lease 4.  Lease 4 was not approved by Goldrich, but except for the lease and purchase option amounts, was virtually identical to Leases 1-3, which Goldrich had approved. Possibly aside from stating a purchase option amount equal to 100% of the cost of the leased equipment at lease inception, no evidence was presented that the terms of the Lease were not otherewise fair and reasonable and negotiated at arms-length, which under Section 4.3 would make Goldrich approval unnecessary.  Further, the evidence was quite clear that Goldrich fully accepted the benefits of the use of the equipment in mining operations, and no evidence was offered that any of the equipment was unnecessary for that purpose.  The 15% interest rate charged under Lease 4 was the same as under Leases 1-3, which Goldrich had approved.  Thus, in the Panel’s view, Goldrich’s non-approval of Lease 4 was not sufficient to invalidate it.

Lease 4 expired by its terms on January 1, 2019, triggering a purchase option price of $447,000 as set forth in the Lease. It is also noteworthy that this amount does not appear to take into account additional equipment which was added to the Lease subsequently, and which, in the view of Respondents’ expert Michael Tope, raised the estimated fair market value of the lease at termination to $1,587,000.  There was no evidence presented that the agreed purchase option price was unreasonable after taking into consideration equipment added to the lease (to the contrary, Claimants asserted that it was a “bargain price”), or that lease payments were made by GNP after the Lease term which exceeded the purchase option price.

Lease 5.  Lease 5 was executed on 3/1/15 with a 5-year period running to 4/1/20.  It provided a purchase option for GNP at 10% of the cost of the equipment--$690,098-- at the Lease’s inception. However, the Lease also contained a specific agreement of an option payment

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of $172,456, which of course exceeds 10% of the cost of the equipment, but does not appear to account for equipment later added under the Lease as to which no calculations of additional fair market value were made. Again, no evidence was presented that the agreed purchase option price was unreasonable.   Since the Lease term has not yet run its course, no evidence could have been presented of lease payments made by GNP in excess of the option price after the end of the Lease term,

Lease 6.  Lease 6 was executed on 8/15/15, with an expiration date of 8/15/20. The Lease contained a purchase option for 10% of the cost of the equipment at inception ($2,665,571, unless the parties otherwise agreed, but then—curiously-- set forth that exact cost of the equipments as the purchase option price.  This number also did not appear to take into account the cost or fair market value of later added equipment.

As with Lease 5, no evidence was presented that the agreed purchase price was unreasonable after taking into consideration equipment subsequently added to the Lease, and, since the Lease term has not yet run its course, no evidence could have been presented of lease payments made by GNP in excess of the purchase option price after the end of the Lease term.

Lease 7.  Lease 7 was executed on 5/1/17, with a termination date of 5/1/22.  The Lease contained a purchase option allowing GNP to purchase the equipment at fair market value.  The Lease also referenced a specific option price set forth on the attachment, but the attachment submitted at the arbitration as an exhibit contains no specific number.  The uncertainty of the purchase option price, combined with the fact that Lease 7 has not run for its full term, of course make it impossible to determine whether GNP made lease payments after end of term that exceeded the purchase option price.

On October 20, 2017, NyacAU sent a letter to Claimants cancelling Leases 4-7 and purporting to replace them with a 1-year, month-to-month Rental Agreement (“1-year Rental Agreement”) covering all such Leases, and eliminating the purchase options.  As of the date of the letter, none of Leases 4-7 had run their full term, and therefore no purchase option had been triggered. Goldrich did not approve the 1-year Rental Agreement.

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Bear Leasing could not have been overpaid for Lease 4, and GNP could not have acquired beneficial ownership thereunder, unless GNP had been charged rent under the 1 year Rental Agreement after January 1, 2019 (the expiration date for Lease 4) which exceeded the purchase option price. The arithmetic demonstrates that this is questionable.  The purchase option price inserted by Bear Leasing for Lease 4 is $447,000 and, at best, it appears that GNP would only have paid several months of rental payments after the expiration/purchase option date.  Accordingly, within fifteen (15) days of the date of this Interim Award, the Respondent shall submit the exact amounts of rent paid for the Lease 4 equipment after the expiration of term on January 1, 2019; and Claimants may respond to the submission within fifteen (15) days thereafter.  The Panel will then decide issues of beneficial ownership of the equipment by GNP and whether any such payments should be deducted from LOC 1.

As to Leases 5-6, exercise of the purchase option by GNP is a moot point.  By their terms, none of the purchase options under these Leases will be triggered until GNP is in liquidation; thus,   Article 14 will control the handling of all liabilities and distribution of all assets of GNP.  Even if dissolution and liquidation had not been agreed by the parties, GNP would still be responsible to satisfy Lease payments under these Leases 5-6 until their expiration dates, and, to the extent that rental payments continued under the 1-year Rental Agreement, no evidence was presented that these rental payments were unfair or materially exceeded the monthly Lease payments.  There was insufficient evidence to make any determination of whether rental payments under Lease 7 exceeded Lease payments, and the purchase option is not triggered until 2022 in any event.  Thus, Claimants are not entitled to relief regarding Leases 5-7.

B.Interest charges on Leases 1-7

Claimants have also claimed that the 15% rate on Leases 1-3 was exorbitant, thus creating another argument that Bear Leasing was overpaid.  However, the 15% rate on Leases 1-3 was approved in writing by Goldrich, without objection. Leases 4-7 carried on the 15% interest rate, and although Goldrich did not approve those leases, no evidence was presented showing that the 15% rate had suddenly become unreasonable. More objectively, the 15% rate compares favorably

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with other interest rates charged to NyacAU for project loans, including: (i) 15% interest rate on the GVC loan procured by NyacAU, with Goldrich’s help, to fund mining operations; (ii) 7.75% interest rate on the Alaska Growth Fund loan, based on a 30% down payment and personal guarantees by Dr. and Mrs. James (no down payment and no guarantees were made in connection with the Leases); (iii) 12% interest rate on an AEG loan procured by NyacAU (also with a 30% down payment and personal guarantees by Dr. and Mrs. James); and (iv) 10% interest rates on promissory notes for $50,000 executed by Bear Leasing to purchase the camp equipment from Global Services.  Ms. Attala testified that rates on the Alaska Growth Fund and AEG loans would have been much higher, if those loans had been extended at all, without a substantial down payment and/or personal guarantees from the James. Accordingly, the Panel holds that the 15% interest rate on the Leases was reasonable, and did not result in any overpayments to Bear Leasing.

C. Lease charges for Arctic Camp purchased from Global Services

Bear Leasing purchased the Arctic camp in use at Little Squaw from Global Services during 2014 for $250,000, on credit.  Global Services at the same time accepted promissory notes from GNP for outstanding lease payments incurred during 2014 and possibly before.  There was no evidence presented to adequately explain why or if Global would not have also accepted credit from GNP for purchase of the camp, or why NyacAU did not otherwise arrange the transaction with GNP purchasing the camp directly, though the evidence was clear that Global later accepted $250,000 for the camp.

The evidence further demonstrated that from 2015-2017, Bear charged GNP lease payments of $577,927.52 for its continued use of the camp, and that lease payments continued into 2018.  Section 6.4 of the Operating Agreement requires leases from the members and their affiliates to be at fair market value, based on depreciated book value.  However, Molly Attala acknowledged in her testimony that lease rates charged by Bear for the camp exceeded its depreciated book value, which appears clear by comparing the purchase price to total lease charges through 2017.  Because the amount of lease payments GNP made to Bear exceeds the dollar amount paid to purchase the camp from Global Services, GNP shall be deemed the

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beneficial owner of the camp in connection with the dissolution process.  Additionally, within fifteen (15) days from the date of this Interim award, Respondents shall supply a copy of GNP records which show lease payments made by GNP to Bear for the camp from the purchase date through the present, and Claimants shall provide any response to the submission within fifteen (15) days thereafter.  The Panel will determine the total amounts of overpayments to Bear Leasing from this information, which shall be incorporated in the Final Award, and said amount plus interest shall be deducted from LOC 1 in the context of the dissolution process.

III.CLAIMANTS’ CLAIM REGARDING TREATMENT OF LOANS AND INTEREST ON LOANS FOR THE PROJECT

A.Loans

During the course of the project, it was necessary for NyacAU to acquire various loans in order for it to perform mining operations at Little Squaw, including the funding of LOC 1 as required under Section 6.1 of the Operating Agreement.  Ultimately, NyacAU obtained loans from i) Alaska Growth Capital (issued in three installments); ii) GVC Capital; iii) Edward and Deborah Koke; (iv) AEG; and  (iv) two loans from Global Services (to finance purchase of the camp by Bear Leasing).  Of course, interest in differing amounts was charged and paid by NyacAU on each of these loans.

The evidence showed that proceeds from the GVC Capital loan ($5.25 million) were used by NyacAU to fund LOC 1 (Shaffer Rebuttal Report, p. 9 (GVC loan increased GNP liabilities booked in 2015 under LOC 1 from $14.8M to $19.2M)), and the Alaska Growth Fund loan proceeds were used by NyacAU to fund LOC 1 sometime after it was issued. The evidence was not clear as to whether loans from Global Services, AEG or the Koke’s were used to fund LOC 1 or simply booked as direct liabilities of GNP to the various lenders on GNP’s accounting records, but as set forth in more detail below, the Panel does not believe this to be significant to how the loans should be dealt with under the Operating Agreement.  The evidence indicated that NyacAU’s borrowing costs, including interest, closing costs and fees, were also treated and accounted for by NyacAU as sums advanced by NyacAU to GNP in funding LOC 1.

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Claimants have argued that the principal amounts of any loans cannot be regarded as Operating Expenses under the Operating Agreement. However, Claimants’ position disregards the clear terms of the Operating Agreement itself.  Section 2.28 of the Agreement defines “Operating Expenses” as including but not limited to “all costs associated with extracting the gold from the Claims…,” including but not limited to an enumerated list of items which does not specifically refer to loans from third parties.  In the Panel’s view, this broad definition of Operating Expenses included loans obtained by NyacAU from third parties which were necessary to fund mining operations. NyacAU had the unequivocal obligation to fund the mining operating, regardless of whether the loans were booked through LOC 1.  This interpretation is further supported by Section 10.1.1 of the Agreement, which defines Operating Expenses which must be deducted before any annual distribution is paid to the Members.  It provides that before distributions are paid, “the Company [GNP] will first pay all Operating Expenses as defined in Section 2.28 for Placer Mining operations at the Claims, within the current mining year.”  The section goes on to provide separately for payment of LOC 1 obligations for the year,

The evidence was unchallenged that the loans taken out by NyacAU were necessary to fund mining operations, and that all such funds were in fact used to do so.  Dr. James and Mr. Trowbridge each testified that NyacAU’s initial plan, discussed with Goldrich, was to invest $4.8 million in the Project, and if necessary take out a loan for an additional $1.9 million. Additional costs were to be paid from mining operations beginning in 2012, which were assumed to produce at least 1500 ounces per year—roughly the same amounts that Goldrich had extracted from its 2010 mining operations at the site.  However, this plan was subsequently derailed by Goldrich’s failure to perform required reclamation for its 2009-2010 mining activities, which led to Goldrich being cited for violations of reclamation regulations by the USACOE and to orders that delayed NyacAU’s right to obtain mining permits until reclamation was completed. Goldrich contracted with NyacAU to do the great bulk of its reclamation work, which was completed by August 2012. NyacAU was issued a general permit at that time, but it was too late in the 2012 season to commence any mining.  Also, as a result of the violations found by USACOE, findings were

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issued which precluded NyacAU from performing any mining operations until it secured an individual permit, which because of new regulations requiring cultural and wetlands analyses of the site, did not occur until August 2013.  NyacAU was able to perform minimal mining operations, using the Big Blue wash plant (which proved to be inadequate) before the end of the 2013 mining season, but essentially two years of mining operations had been lost.  Nonetheless, NyacAU was incurring significant costs during this period, for equipment, infrastructure work, and unreimbursed reclamation work performed for Goldrich.

The inevitable result of these developments was that NyacAU simply ran out of money, and had no choice but to seek funding from third parties.  Goldrich realized and accepted this, as demonstrated by the fact that it helped NyacAU secure its first loan, $5.25 million from GVC.

The evidence was undisputed that all loan amounts were used to fund mining operations at Little Squaw, and that such funds were reasonable and necessary for this purpose.  As Manager of GNP, NyacAU had “full and complete authority and power to take any and all actions reasonable and appropriate to manage and control the business, affairs, and properties of [GNP] and do any and all acts necessary and incident thereto”.  Goldrich never raised an objection that obtaining loans for mining operations was outside of NyacAU’s power, or a breach of its contract obligations-- to the contrary, Goldrich accepted all benefits of the use of such funds on behalf of GNP for mining operations.

It would be inappropriate to narrow the broad definition of Operating Expenses expressly set forth in the Operating Agreement as excluding such loans under the above circumstances.  To do so would create an obvious windfall for GNP as well as Goldrich, since NyacAU would then be responsible for repaying the loans (and honoring the personal guarantees of the James’ that were a basis for them being extended) without any hope of reimbursement from GNP or any other source.  The broad definition of Operating Expenses, plus the parties’ mutual acknowledgment that loans were necessary to keep the project afloat, clearly contemplate that NyacAU would not be exposed to such a dire consequence.  Accordingly, the Panel holds that principal amounts of all

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loans taken out by NyacAU for mining operations are fully reimbursable by GNP as Operating Expenses, either under LOC 1 or otherwise.

B.Interest and fees on loans

Claimants have likewise asserted that any borrowing costs, including interest, closing costs and fees incurred by NyacAU on loans cannot fairly be considered as Operating Expenses under the Operating Agreement. However, as with principal amounts of the loans taken out by Respondents’ the interest and fees on those loans also fit rationally within the broad definition of “Operating Expenses”. Certainly the parties knew that NyacAU and/or Dr. James would incur fees and interest charges on loans taken out for the benefit of the project, and no evidence was presented suggesting that NyacAU was not entitled to reimbursement of these amounts.  To hold otherwise would be require the Panel to find that NyacAU, having been forced by Goldrich’s violations into the position of obtaining unanticipated loans to continue mining operations, nonetheless agreed to contribute interest and fees on loans as additional capital contributions to the GNP, or simply “gift” such amounts to GNP for no explained reason.  Yet to interpret interest and fees as additional capital contributions by NyacAU would run afoul of Section 3.3 of the Operating Agreement, which states that “[n]o Member shall be required to contribute any additional Capital to the Company”.  Thus, Claimants’ position is neither rational, under the circumstances, nor consistent with the express provisions of the Operating Agreement.

This conclusion finds further support in Section 6.4 of the Operating Agreement, which gives NyacAU, as Manager of GNP, as well as Goldrich, the right to “lease, with option to purchase, to [GNP] such personal property and equipment as may be reasonably necessary or desirable for efficient operations at the Claims. Consistent with this provision, NyacAU, through Bear Leasing, entered into the Leases discussed above to provide equipment and related property to GNP.  NyacAU’s right to lease can be reasonably foreseen to have encompassed situations in which equipment would first have to be purchased (which it was through Bear Leasing) through financing arrangements, with the interest and fee charges being passed onto GNP as the lessee. Goldrich knew that NyacAU needed to purchase such equipment for Leases 1-7, approved Leases

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1-3 and had full knowledge of Leases 4-7, and fully accepted the benefits of GNP’s use of all leased equipment for mining operations.  There was no evidence presented that, during this period, Goldrich ever complained about interest and fee charges from the equipment purchases—or for that matter the principal amounts of loans-- being passed onto GNP as Operating Expenses.

Claimants’ expert, Dr. Katz, argued that Section 6.1.2 of the Operating Agreement provided a “cap” on the amount of interest that could be charged to GNP based on funds advanced by NyacAU through LOC 1.  However, in a majority of the Panel’s view, this is a misreading of the provision. Section 6.1.2  provided that the “LOC 1 shall earn interest at the AFR (short term) as of the date of the Term Sheet” (Emphasis added), and that Goldrich would be entitled to receive 50% of the interest earned.  As such, the provision has no relevance to the interest and fees charged to GNP from loans secured on the project’s behalf.

Accordingly, all interest and fees charged on loans obtained by NyacAU for mining operations are chargeable to GNP as Operating Expenses under the Operating Agreement.

IV.CLAIMANTS’ CLAIM REGARDING FEES AND EXPENSES OF MOLLY ATTALA

Claimants have requested a reimbursement of fees and expenses paid to Molly Attala, the CFO of GNP, in the amount of $541,000.  Respondents claim that Ms. Attala’s fees and expenses were reasonable and authorized under the Operating Agreement.

It is a majority of the Panel’s view that the fees and expenses paid to Ms. Attala were appropriate. Section 7.5 of the Operating Agreement provides that GNP “shall pay reasonable management salaries for the individuals managing the Company”, and that the initial management salary approved by the Members shall be $450,000 and shall automatically increase yearly in accordance with the Consumer Price Index. However, Section 2.8 of the Operating Agreement, defines “Operating Expenses” as including not only “management salaries,” but also expenses paid for “contract services” and “accounting expenses.”  The evidence shows that Molly Attala was never a salaried employee of GNP but rather an independent consultant, even when she occupied the position of CFO.  Her contract, dated January 13, 2013, was between “Attala Consulting Services” and NyacAU, and provided that Ms. Attala was to serve as an “independent

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consultant”, and would not be a salaried employee.  She was to be paid a set fee for her services, identified as a retainer of $11,083 per month (Ms. Attala testified that she was actually paid $11,600 per month.)  True to her consulting contract, Ms. Attala never received a payroll paycheck or any of the fringe benefits given to GNP employees.  As such, Ms. Attala’s contract to consult for NyacAU was clearly for “contract services”, a term which is not defined in the Operating Agreement but can fairly be read as any services performed as a third-party independent contractor.  Moreover, a significant amount of Ms. Attala’s services were “accounting services”, which also is expressly designated as an Operations Expense under Section 2.28.

As she testified, Ms. Attala’s duties included cash management, fundraising, forecasting, maintaining permanent documentation, transforming the GNP paperwork system into an electronic system, preparing monthly and annual reports, budgets forecast (which were required under the Operating Agreement), and serving as CFO for GNP.  This work fits easily within the broad definition of Operating Expenses as including “all costs associated with extracting the gold from the Claims”, including but not limited to” the specifically mentioned expenses listed under Section 2.28.

Although Claimants asserted that Ms. Attala’s contract was never approved by Goldrich, since Ms. Attala’s contract did not make her a salaried management employee, there was no requirement under the Operating Agreement for any such approval.  Consistent with this, Ms. Attala’s consulting contract had no space for written approval by Goldrich.  In any event, Ms. Attala testified that she sent her contract to Goldrich (Mr. Schara) shortly after it was signed, and he approved it orally or by email before Ms. Attala took over as CFO in 2014. On his part, Mr. Schara claimed that he approved reasonable accounting expenses to be paid to Ms. Attala, of between $20,000-40,000 (apparently annually), but felt $11,600 a month was too much.  However, the March 28, 2014 minutes of the Goldrich Board of Directors, (which Ms. Attala attended as CFO) reflect that Mr. Schara was well aware that Ms. Attala was a consultant, not an employee, and was performing some management tasks in that capacity. The minutes contain a proposal put forward by Goldrich to amend the Operating Agreement (not accepted by NyacAU), which,

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among other things, called for any managerial work performed by Ms. Attala to be a part of “management salaries” under the Operating Agreement—a clear recognition by Goldrich that Ms. Attala’s managerial work to that point was as an independent contractor, not subject to the overall $450,000 cap pertaining to Messrs. James and Trowbridge. The amendment was not accepted by NyacAU, and thereafter, Ms. Attala continued to send monthly invoices to Goldrich detailing work performed and hours spent, as Goldrich had requested, without receiving any objections from Goldrich as to the nature or extent of work performed, the amount of the invoice (always $11,600), or the quality of the work.2

The evidence also showed that the consultant fees charged by Ms. Attala for her varied services as CFO of GNP were reasonable.  It was undisputed that Ms. Attala charged a flat fee of $11,600 per month, plus expenses, and never received any bonuses or increases in pay, despite significant increases in annual hours worked for GNP.  In 2013 and 2014, Ms. Attala split her time between GNP and other businesses (NyacAU and Bear Leasing), but devoted 100% of her time to GNP from 2015 onward.  She testified that, beginning in 2015, she was working 10-12 hours per day and approximately 50 hours a week solely on GNP matters, and in 2015 alone devoted approximately 2500 hours to GNP work. But monthly invoices remained at $11,600. Mr. Shaffer, in his rebuttal expert report (page 11) did an analysis showing that Ms. Attala’s annual consulting fee was below the average salaries of CFOs of public and private companies, even more so because of the fact that she received no bonuses or employee fringe benefits.

The above evidence shows that Ms. Attala’s “contract services” were fully authorized under the Operating Agreement, that she was qualified to perform and did perform a range of services of benefit to both GNP and Goldrich as a Member of GNP, that such services were more than reasonably priced, and that Goldrich fully accepted the benefits of Ms. Attala’s work.  Accordingly, Claimants’ request for partial reimbursement of Ms. Attala’s fees is denied.

2   Ms. Attala’s resume shows that she had the experience and was fully qualified to perform the work required of a CFO.

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V.CLAIMANTS’ CLAIM REGARDING INTEREST PAYMENTS TO LACOMBE BOOKKEEPING

As mentioned above, “Operating Expenses,” as defined in Section 2.28, include, without limitation “accounting expenses,” which in turn include bookkeeping.  The evidence was undisputed that Lacombe Bookkeeping performed bookkeeping services for GNP, and was entitled to the payment of fees and expenses for said services, which was done through LOC 1.  In the beginning of November 2014, there were monies due Lacombe that were shown on GNP’s books as accounts payable.  However, during that period, the payables were reclassified as two loans, evidenced by promissory notes payable by GNP, with interest at 12% per annum.  The notes accumulated interest totaling $34,560 for the period from 2015 to 2017 (Katz expert report, page 30).  The principle and interest on the loans have now been re paid.

Ms. Attala and Dr. James both testified that the reason for the reclassification of Lacombe’s fees to notes payable in 2014 was because of unanticipated financial demands of the project.  As a result of permitting delays caused by Goldrich’s  failure to timely reclamate the site of its 2009-10 mining operations, NyacAU having to reclamate the site on Goldrich’s behalf without getting paid for it, and the very limited mining operations that NyacAU was allowed to conduct in 2012 and 2013, NyacAU had effectively run out of money, and was required to obtain loans in order to continue operations It therefore was not unreasonable for NyacAU, as Manager, to make a deal with Lacombe Bookkeeping which allowed amounts due to be paid off as loans, with interest, when the mine was finally operational and making a profit.  No evidence was presented that the 12% rate on the promissory note was unreasonable or that NyacAU obtained any benefits from the interest charged.

As explained in Section III, it is the Panel’s view that interest on loans obtained by NyacAU for the benefit of GNP is reimbursable as an Operating Expense under Section 2.28 of the Operating Agreement.  Accordingly, Claimants’ request for reimbursement of interest charges paid to Lacombe Bookkeeping is denied.

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VI.CLAIMANTS’ MISREPRESENTATION CLAIMS

In its initial pleading, Claimants included claims for fraud/deceit in the inducement and negligent misrepresentation, all based on alleged concealments of facts by Respondents which purportedly induced Claimants to enter into the Operating Agreement and proceed with the Little Squaw project.  However, the damages and orders requested by Claimants in the action ultimately did not and do not include damages for fraud or negligent misrepresentation; therefore, the Panel concludes that these claims have been abandoned.3

In any event, it deserves mention that Claimants did introduce substantial evidence and argument at the hearing of alleged misrepresentations made by Dr. James that purportedly induced Goldrich to enter into the Joint Venture.  These included alleged misrepresentations of James’ financial condition, alleged concealment of James’s lack of mining experience, and lack of due diligence performed by NyacAU before entering into the deal.  Almost no evidence was produced in support of the first misrepresentation claim, other than an unsubstantiated suggestion that the placer gold in safe deposit boxes which Dr. James showed to Mr. Schara and stated had value of over $7,000,000, may not in fact have been worth that much.  With respect to the other misrepresentation claims, Claimants spent some time in arguing that James had concealed from Goldrich a lack of mining experience and also a lack of due diligence allegedly required of NyacAU, including, notably, the failure to inform Goldrich that a prefeasibility and feasibility report was needed for the project.  Claimants also emphasized that it was inappropriate for James to simply rely on the Martin Report and the drill core information in it as the sum total of his “due diligence”.

However, these arguments disregarded the facts that (i) James had operated a substantial and profitable placer mine at Bethel for the past 15-20 years, which Goldrich in fact toured with James as part of its due diligence before entering into the contracts and (ii) Goldrich’s

3   Claimants do maintain a request for punitive damages, but this is a general claim not accompanied by a request for compensatory damages for alleged misrepresentations, and the evidence was insufficient to meet the high standard of misconduct required for a punitive damages award.

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representations and warranties in the Term Sheet, which were expressly incorporated into the Operating Agreement (Section 4.8) included a representation in which Goldrich acknowledged “that NyacAU and the NyacAU Parties are relying on the information contained in the [2009 Martin Report], attached as Exhibit 10, as the basis to enter into this Term Sheet and form and invest in the LLC.” (Term Sheet, ¶ 31).  Paragraph 31 goes on to state the following representation and warranty by Goldrich:

“to the best of [its] knowledge, the information contained in the preliminary assessment [2009 Martin Report] is accurate and complete as of the date of the execution of this Term Sheet, has not been amended, and was prepared in full compliance with NI43-1 Sections 2.3(2) and 2.3(3), except that no report was filed with a Canadian authority since the date of the preliminary assessment, February 9, 2009, and neither Goldrich or GNP has received any information contrary to the information contained therein.”

In the Panels’ view, paragraph 31 of the Term Sheet defines the parameters of any due diligence which Goldrich could reasonably have expected Dr. James to perform-- i.e., review of and reliance on the 2009 Martin Report, and, as explaine below, other accessible reports referenced in then Martin Report. Dr. James confirmed such reliance in his testimony.  Additionally, the Martin report itself states that it is not a prefeasibility or feasibility report, but merely a preliminary assessment, and neither the Term Sheet or the Operating Agreement anywhere requires that such studies be performed by NyacAU either before or after execution of the Operating Agreement.

The evidence also was undisputed that Goldrich was extremely anxious for mining operations to take place in 2012.4  But this would have been impossible had NyacAU been obligated to perform prefeasibility and feasibility studies, which Claimants themselves acknowledged would have taken approximately two years to complete.

Finally, during testimony on the “due diligence” fraud issue, the Panel raised a concern about not understanding the basis of Claimants’ claim that NyacAU had a legal duty to perform

4   Both Schara and James testified that Goldrich was very anxious to begin mining operations in 2012. .

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due diligence before signing the agreement and invited the Claimants to provide authority for the proposition.  However, no such authority was received by the Panel.

Accordingly, it is the Panel’s view that the above facts were insufficient to establish actionable claims for fraudulent or negligent misrepresentations against Respondents.

VII.CLAIMANTS’ CLAIM OF OVERCHARGES FOR 2012 RECLAMATION

Claimants claim that Goldrich was overcharged by NyacAU/GNP for reclamation work performed by NyacAU, on Goldrich’s behalf in 2012, to cure the permitting violations issued by the USACOE based on Goldrich’s failure to reclamate the site after its 2009-2010 mining operations. The Parties agreed under the Operating Agreement that Goldrich would be solely responsible for such work.  At Goldrich’s request and on its behalf, NyacAU performed all reclamation work, except for the removal of the tailings road to cure the wetlands violation (which it was agreed Goldrich would perform), and by August of 2012, reclamation was complete. Goldrich received its first invoice from NyacAU for the reclamation work in 2014. However, Mr. Schara, on behalf of Goldrich, took the position that Goldrich had been overcharged for the reclamation work, and refused to pay the reclamation invoice until the overcharges were deleted. (Schara, pp. 787, 795 and 800; Exhibit 360B). No reclamation charges had been paid at the time of the hearing, four years later.

Goldrich also claimed that they were owed rental payments for NyacAU’s use of Goldrich equipment during the 2012 reclamation process in the amounts of (i) $184,000 in equipment that Goldrich claimed was agreed to be leased to NyacAU, and (ii) $147,462 for other equipment that Goldrich contended was earmarked for use in the reclamation work.  (Total $377,462)

The essential basis of Goldrich’s claim was that reclamation work had been performed by a single individual, Randy Cox, and that it was in any event impossible for more than one person or piece of machinery to perform reclamation in the mine pit at one time. The evidence, however, compels a different result. Mr. Trowbridge explained that all employees who worked on reclamation filled out daily time-cards, where they listed number of hours worked and the type of work they had done. Reclamation workers were paid between $20-$30/an hour and $18 per hour

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(CT, p. 1305), and the average number of workers per day on remediation was about six (6) people, each working twelve (12) hours a day.  (Trowbridge, p. 1307).

Ms. Attala was responsible for itemizing the cost of the reclamation effort and did so by reviewing the time cards with Mr. Trowbridge and recording hours spent on reclamation by various personnel.  A list of hours spent and personnel involved is detailed in Exhibit AM (Trowbridge, p. 1216).

Randy Cox testified by deposition, and the parties agreed that his transcript could be admitted as evidence at the arbitration hearing.  Mr. Cox testified that a large part of the remediation work was performed by him working alone. However, he also had a vague recollection of the names of three or four other people who performed reclamation work in 2012.    Mr. Cox was a credible witness, but had to rely solely on his memory of events which had occurred almost six years ago.  Ms. Attala and Mr. Trowbridge, on the other hand, assembled their information on reclamation activity from daily time sheets which stated the hours worked on reclamation each day by all personnel at the site (including Mr. Cox).  In the Panel’s view, the daily time records—which are obviously business records-- provide more accurate evidence of hours spent on the 2012 reclamation activity than Mr. Cox’s recollection; moreover, Mr. Cox’s recollection of others who performed reclamation work in 2012 was somewhat consistent with Molly Attala’s testimony based on the time sheets.  Accordingly, Goldrich is responsible to pay the full amount charged by NyacAU for 2012 reclamation work, based upon hours worked, with no reduction.

With respect to Goldrich’s claim of compensation for NyacAU’s use of equipment during the 2012 reclamation process, there was no dispute at the hearing that NyacAU in fact used some of Goldrich’s equipment.  However, Goldrich’s obligation to reclamate the site naturally would have extended to the cost of equipment (which included primarily earth moving equipment).  Had NyacAU not been allowed to use Goldrich’s equipment, it would either have had to rent such equipment from Goldrich or a third party and undoubtedly would have charged any rental payments back to Goldrich. NyacAU being able to use Goldrich’s equipment for reclamation

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without charge simply avoided these unnecessary transactions and expenses. Accordingly, Goldrich is not entitled to any recovery for NyacAU’s use of Goldrich equipment in 2012 to perform Goldrich’s reclamation work.

Since the amount owed by Goldrich for NyacAU’s reclamation work in 2012 was certain, NyacAU is also entitled to 5% pre-judgement interest on the award from the date the first invoice for payment was sent to Goldrich.

VIII.CLAIMANTS’ CLAIM REGARDING RESPONDENTS’ REFUSAL TO LEASE EQUIPMENT TO GOLDRICH FOR 2015 RECLAMATION OF WETLANDS

The agreement made by the Parties in 2012 concerning the permitting violations cited to Goldrich by the USACOE provided that Goldrich would have full responsibility for the reclamation of the wetlands violation, which required removal of the tailings road which Goldrich had installed on the side of a hill adjacent to the mine site.  Goldrich undertook this work in 2015, ultimately using services and equipment from Paul Manuel, a third party contractor.

In March of 2015, Mr. Schara emailed Dr. James, stating that Goldrich was going to have to expend $500,000 to rent equipment from a third-party for the reclamation effort, but that NyacAU could rent all of the equipment that was currently onsite to Goldrich for around $125,000.  Mr. Schara proposed a lease of the equipment from NyacAU for that price.  (Schara, p. 1403, Exhibit 362).  Exhibit 362 showed that the amount of savings that could have been achieved if Schara’s proposal had been accepted by NyacAU was in the range of $335,000.

In response to Mr. Schara’s email, Ms. Attala wrote to Dr. James in 2015, explaining that none of the equipment requested by Goldrich for wetlands reclamation could be leased by NyacAU, because NyacAU was in the middle of the 2015 mining season and all of its equipment was needed for ongoing mining operations. (The wash plant was up and running at this time). Ms. Attala also pointed out in an earlier email to Ted Sharp, the CFO of Goldrich, that Ms. Attala had estimated the cost of the wetlands reclamation to be $770,000, in a joint board meeting with Goldrich and NyacAU representatives.  This was comparable to Mr. Manual’s estimate, and yet none of Goldrich’s directors at the meeting raised a question about Ms. Attala’s estimate.

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The Operating Agreement provides that from time to time Goldrich will make available to GNP for rental or lease, selected personal property and equipment (Operating Agreement, 5.5).  However, the Operating Agreement contains no provision which obligations NyacAU to lease any equipment to Goldrich for any purpose; thus NyacAU had no legal obligation to respond to Mr. Schara’s proposal.  Nor did NyacAU have a general fiduciary obligation to do so, particularly since the evidence showed that the mining equipment of interest to Goldrich was already being used in ongoing mining operations in 2015.

Accordingly, neither NyacAU nor GNP can be charged for payment of any of the amounts expended by Goldrich in performing the wetlands reclamation work.

IX.CLAIMANTS’ CLAIM RE REPAYMENT OF LEGAL FEES TO GNP

Claimants have also asserted that a payment of $103,000 to GNP to its lawyers Bankston Gronning O'Hara, was improperly charged to and paid by GNP and should now be repaid to or credited to GNP by reducing LOC 1 in this amount.

However, in the Panel’s view, this request runs contrary to the Operating Agreement.  In Section 2.28, the Operating Agreement describes “Operating Expenses” as broadly including “all costs associated with extracting the gold from the Claims, including but not limited to … legal fees …” The evidence showed that these legal charges to GNP were, as Section 2.28 requires, “associated with extracting the gold from the Claims”.  Recoverable fees would not include fees incurred in connection with the arbitration dispute between the parties, but the evidence presented showed that these fees were not for such legal work. Accordingly, Claimants’ request is denied.

X.CLAIMANTS’ CLAIM FOR PAYMENT OF INTEREST EARNED BY LOC 1

Claimants have requested an award of $58,000 based upon their right to a 50% share of interest income earned by the amounts in LOC1.  The claim has been made under Section 6.1.2, which provides that LOC1 “shall earn interest at the AFR (short term) as of the date of the Term Sheet” and further provides that NyacAU shall pay Goldrich 50% of any such income.  There was very little evidence introduced on this issue at the hearing and the Panel has not been able to locate any specific calculation of amounts due the parties, if any, from the arbitration record.

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Accordingly, in connection with the dissolution process, and within thirty (30) days of the date of this Interim Award, the parties shall exchange and submit either joint or separate calculations of 1) the amount of income earned on LOC 1 to date; and 2) any prior distributions of such interest income to NyacAU, Goldrich, or any other Party, with the understanding that, at the end of the day, interest income earned under LOC 1 shall have been paid to the Parties in equal amounts.

XI.CLAIMANTS’ CLAIMS REGARDING ALLOCATION OF TAX LOSSES

Section 9.1 of the Operating Agreement provides that “[i]ncome from a gain, loss, deduction, and any other tax item of [GNP’s] activities shall be allocated to the Members in proportion to their respective Ownership Interest at the end of each fiscal year of [GNP] except as otherwise required by applicable provisions of tax law.”  “Income” from a tax “loss” or “deduction” can rationally be interpreted as requiring the Members to share all tax losses 50/50, in accordance with their respective interests in GNP, unless the tax law requires otherwise.

At the hearing, Respondents took the position that NyacAU was entitled to take virtually all of the tax losses incurred for the Little Squaw Mining operation, since Goldrich was not at any economic risk in connection with the operations.  Goldrich countered with a legal opinion letter from the firm of Dorsey & Whitney, which in essence stated that Goldrich was at economic risk in the sense that 50% of the gold located within the parameters of NyacAU’s individual permit belonged to Goldrich, whether or not it had been produced.  The evidence presented and arguments made to refute the Dorsey & Whitney letter were not convincing to the Panel.  Accordingly, in connection with the dissolution process, the Parties will take steps to ensure tax losses have been shared equally, as the Operating Agreement requires, but only during the periods where actual mining operations were being performed, since those rationally are the only periods in which both parties bore a material economic risk, in terms of the impact of mining operations on processed and unprocessed gold.

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CLAIMS AND RELIEF REQUESTED BY RESPONDENTS

XII.RESPONDENTS’ MISREPRESENTATION CLAIMS AGAINST GOLDRICH

Respondents have made claims for fraud, as well as “negligent or innocent misrepresentation”, all based on the same allegations, for which they seek damages, including punitive damages.  More specifically, Respondents have put forth three misrepresentation claims: (1) that Claimants intentionally or negligently concealed that the deposit at Little Squaw mine was in the nature of an “aggregational” or "aggredational" deposit (both terms were used, apparently as synonyms, in the testimony and exhibits submitted), as opposed to a more typical “alluvial” deposit; (2) that Respondents intentionally or negligently concealed an updated draft report prepared by Paul Martin in 2010, which showed a dilution of the estimated pay grade of material at Line 11 of the mine of 16.91%; and (3) that Respondents intentionally or negligently concealed the fact that there were pending permit violations by Goldrich concerning the site which would have to be dealt with before Claimants could proceed with their mining operations.  Each of these claims is discussed in more detail below.

A.Legal Standard for Proving Fraudulent or Negligent Misrepresentations

The elements of a misrepresentation claim are well established across U.S. jurisdictions, and the parties’ briefing did not suggest that the Alaska standard is any different.  A party asserting such claims must show that (1) the representation or concealment was intentional or negligent; (2) the misrepresentation or concealment was material; (3) the party who is the target of the misrepresentation or concealment reasonably relied on it to that party’s detriment; and (4) damages were incurred as a proximate result of the misrepresentations.  Any such damages must be proven to a reasonable standard of certainty and must not be speculative in nature.  Further, and as the parties themselves acknowledged during the hearing, fraud claims require proof by “clear and convincing evidence” which is a level higher than the “preponderance of evidence” standard required by other civil law claims.

B.Analysis of Respondents’ misrepresentation claims

1.Alleged fraudulent nondisclosure of “aggredational” nature of deposit.

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Respondents presented evidence at the hearing that on May 5, 2008, well prior to the close of the transaction in 2012, James Barker, an engineer, provided a report to Claimants entitled “Evaluation of the Chandalar, Alaska Mining Property” (Joint Exhibit 1), which identified the gold deposit at Little Squaw as an “aggredational” deposit—i.e., essentially an uneven pattern of gold deposits in soil, caused by a combination of glacial deposits, soil erosion and varying geological patterns.  On the other hand, Dr. James and Mr. Trowbridge testified that going into the deal, they had assumed that the placer gold deposits at Little Squaw were typical alluvial deposits--i.e., a roughly even pattern of gold bearing soil deposits--based on a 2009 Preliminary Assessment by Paul Martin (“Martin Report”). (As previously explained, Claimants had expressly represented and warranted in the Term Sheet (Para. 31), incorporated by reference into the Operating Agreement, that Respondents could place sole reliance on the Martin Report in entering into the deal.)  James and Trowbridge added that they did not learn that the deposit was “aggredational” until approximately 2016, when they were engaged in mining operations in the southern end of the mine site. Dr. James also testified that, had he known that the true nature of the deposit was aggredational rather than alluvial in nature before entering into the deal with Goldrich, he probably would not have done so.

However, a review of the detailed findings of Mr. Barker in his Report, as well as the Martin Report, place this claim in a somewhat different light.  First, in addressing the type of placer deposits located at Little Squaw (Barker Report, p. 23), the Barker Report stated that the deposits consisted of “pre-glacial deposits” from erosion of the highlands along with “glaciation” deposits (i.e., deposits caused by glacial movement), but that the glacial deposits were not of sufficient severity to destroy the pre-glacial deposits.  The Report also stated that a common pattern of pre-glacier alluvial deposits was an “alluvial fan”, which spread the deposit out in a fan-like manner from a particular source.  Such deposits, the Report concluded, although not caused by glacial movement, nonetheless can consist of thick, truncated deposits at various locations within the “fan.”

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The Report then proceeded to describe the placer mineralization of Little Squaw Creek in more detail (Barker Report, p. 38).  It once again stated that the placer deposits consisted of pre-glacial fluvial, interglacial-glacial fluvial, and post-glacial fluvial deposits, but then explained that an alluvial fan of fluvial (pre-glacial) gravel extended downstream from the canyon at Little Squaw about 2,000 feet, with pay gravel ranging from 15-137 feet thick at a width of 1,262 feet.  This “alluvial fan” was pictured in Table 15 of the Barker Report.  It indicated that the bulk of the deposit at Little Squaw was a pre-glacial fluvial deposit, which--importantly— appeared to extend to the area (Line 1.2) where Respondents established their permanent mining operations.

The section of the Report entitled “Placer Drilling Program” (page 50) pointed out that the drill holes and cores taken (approximately 101 cores drilled and 78 taken) focused in the northernmost and southernmost sections of the anticipated mining footprint, with a significant number of cores taken from within the area of the alluvial fan, and close to Line 1.2.  The results showed pay gravel thickness ranging from 15-125 feet in the area, with an average pay grade of between 0.128 and 0.424 in the area encompassing the main areas later mined by Respondents (Barker Report, pp. 53-56).  From this drilling information, the Barker Report concluded that approximately 173,006 total ounces of fine gold could be recovered from the area of the alluvial fan and another 70,614 ounces from the canyon area of the mining footprint; thus, the that the bulk of the recoverable gold at Little Squaw was to be found in the pre-glacial fluvial deposits.

Reference to “aggredational” deposits did not find its way into the Barker’s Report until the very end, where Mr. Barker set forth his recommendations.  In a section entitled “Placer Deposit Models” Mr. Barker summarized the pattern of deposits at Little Squaw, consistent with Table 15, and then referenced a proposal made by a geologist named Yuri Goldfarb, who suggested a reclassification of placer deposits in northern latitudes based on a number of factors, and proposing that such deposits be referred to as “aggredational” However, the Barker Report does not state whether Mr. Barker adopted this suggestion, and no comparison was made in the Report as to whether the deposit at Little Squaw contained all the conditions which Mr. Goldfarb believed would be present with an “aggredational deposit”.  In any event, the Barker Report makes

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quite clear that a substantial portion of the deposit at Little Squaw, including the deposit in the area mined by Respondents, consisted of pre-glacial fluvial deposits, which, standing alone, do not appear to contain all the characteristics identified by Mr. Goldfarb of an “aggredational” deposit. Thus, in the Panel’s view, a genuine question of fact exists as to whether the Little Squaw deposit, particularly the area of the deposit mined by Respondents in 2016 and thereafter, can be classified as “aggredational”, as defined by Mr. Goldfarb.

It is also significant that Mr. Barker’s past reports were expressly referenced in the Martin Report.  Both the Term Sheet and the Operating Agreement (which formed the Joint Venture) made specific reference only to the Martin Report (Operating Agreement, § 2.31; Term Sheet ¶ 31)  However, past reports by Mr. Barker are specifically referenced in the Martin Report as being available on Goldrich’s website: “Mr. Barker, along with others, authored an original technical report on Little Squaw in 2004, and since then has prepared annual reports that are available on Goldrich’s web site, www.GoldrichMining.com”.  The Martin Report also made clear that it relied on the same cores that were taken by and relied upon in the Barker Report, and even reproduced Table 15 of the Barker Report, showing the location of the “alluvial fan” of pre-glacial deposits, as well as the locations of all drill cores at the mine site.  Consistent with this, the Martin Report stated that it in fact was co-authored by Mr. Barker.

In sum, the Martin Report not only put Respondents on notice of and gave them ready access to Mr. Barker’s prior reports, but relied on the same drilling information on which Mr. Barker made his characterization of the nature of the deposits at Little Squaw, including information showing the differences in the ranges of pay grade thickness and overburden thickness in the “alluvial fan”, and used a table from the Barker Report to show where different types of deposits were located.  In the Panel’s view, (i) these facts were sufficient to put the Respondents on notice of the Barker Report, before Respondents entered into the joint venture with Goldrich and (ii) showed that the bulk of the deposits at Little Squaw—i.e, those within the “alluvial fan” area—were alluvial, as opposed to “aggredational”, deposits. .

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Based on the above, Respondents have not proved their misrepresentation claim regarding the “aggredational” deposit issue by clear and convincing evidence, and are not entitled to relief on that claim.

2.Alleged concealment of dilution of pay grade at Line 11.

In November of 2010, Mr. Martin prepared a draft update to his 2009 Report (“Updated Martin Report”), which incorporated the results of Goldrich’s 2009-2010 placer mining operations in the area of Line 11 of the mine site, located in the canyon area. Although Respondents later did placer mining for approximately 25 days (August 2013 until the season ended in September) at Line 5, also in or close to the canyon area, using the Big Blue wash plant, permanent mining operations were established by the Respondents at the opposite end of the site, in the area of Line 1.2.

Based on its incorporation of the Goldrich data, Mr. Martin made at least one material change to the initial Martin Report-- the pay grade at Line 11 was reduced from .0689 to .0572, a reduction of 16.87% (Updated Martin Report, Goldrich 004208-004209).  The Updated Martin Report emphasized the importance of this information by adding it to the list of “Concerns” from the Martin Report, as follows: “2009-2010 grade reconciliation to model predicts lower actual mining grade – possible dilution.”

Respondents contended that Claimants never provided to them the Updated Martin Report or the dilution information in it, and there was no convincing evidence which suggested otherwise.  In fact, Claimants’ primary argument was that they had no duty to provide the Updated Martin Report, since it was a draft document, not officially signed or stamped by an engineer.  However, although the Report clearly is a draft, no evidence was presented which suggested that the results of Goldrich’s placer mining operations set forth in the draft were incomplete or inaccurate.  Thus, regardless of whether the Updated Martin Report was signed and stamped, actual calculation of the dilution at Line 11 was unchallenged.

Respondents claim that they relied entirely on the Martin Report as an inducement to form the joint venture (GNP), and the contract documents bear this out.  In this regard, representations

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and warranties in the Term Sheet, which are incorporated by reference into the Operating Agreement (Operating Agreement, §§ 4.8, 2.33), include the following:

“Notwithstanding any disclosure or due diligence occurring after the date this Term Sheet is executed, Goldrich and GMC understand and acknowledge that NyacAU and the NyacAU Parties are relying on the information contained in the Goldrich Mining Company Preliminary Assessment, Data Analysis and Mining Methods Summary, Little Squaw Creek Alluvial Gold Deposit, Chandalar, Alaska, dated February 9, 2009 [Martin Report] attached as Exhibit 10 as the basis to enter into this Term Sheet and form and invest in the LLC [GNP]. Except for tax information and assumptions made in the [Martin Report], adjustments for gold mined in 2009 and 2010, normal cost increases since completion of the [Martin Report] and the average grade of gold being 84% instead of 87% as assumed in the [Martin Report], Goldrich and GMC represent to NyacAU and the NyacAU Parties that, to the best of either’s knowledge, the information contained in the [Martin Report] is accurate and complete as of the date of the execution of this Term Sheet, has not been amended and has been prepared in “compliance with [applicable regulations] except [that]no report was filed with a Canadian Authority.  Since the date of the [Martin Report], February 9, 2009, neither Goldrich nor GMC has learned any information contrary to the information contained therein.”[Emphasis added]

Based on this evidence, it was also reasonable for Respondents to assume that no contrary information had been learned by the Claimants since the date of that Report-- certainly no information that was later identified as an express “concern” of Mr. Martin.  It is true that the Term Sheet representation, above, expressly excluded “adjustments for gold mined in 2009 and 2010”, which arguably could be interpreted as a somewhat cryptic reference to the Updated Martin Report, but at the hearing Claimants did not contest that the Updated Martin Report had never been provided to Respondents; moreover, the above representation ends with an unconditional statement that since the Martin Report, neither Goldrich nor GMC had learned any information contrary to it.

Claimants’ expressed justification for not producing a “draft” report, coupled with the exclusion of “adjustments” for “gold mined” in 2009-010 in the Term Sheet representations and warranties cited above, raise an issue of whether the failure to produce the Updated Martin Report

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was an intentional or reckless act by the Claimants, as would be required to sustain a claim of fraud, or a negligent act..  In the Panel’s view, the standard of “clear and convincing” evidence has not been met regarding the fraud claim, but has been satisfied with respect to the negligent misrepresentation claim.  The evidence also was sufficient to prove breach of contract by Goldrich with regard to Paragraph 31 of the Term Sheet, and, in turn, Section 4.8 of the Operating Agreement.

The analysis of whether non-speculative damages were proximately caused by the facts alleged in these “dilution-based” claims presents more difficult issues.   Respondents’ expert Ronald Greisen, estimated damages at $1,596,000 for Line 11 dilution, and a much larger number-- $4,817,280-- based on an assumption of 16% dilution throughout the mine site. (Greisen Report, Exh. 27).  However, Mr. Greisen’s opinions are based entirely upon calculations of the difference between the expenses incurred by Respondents in the mining operations which were of long term benefit to GNP and those which were not, adjusted to create damage numbers assuming 16.87% dilution at all Lines and only as to Line 11. However, Mr. Greisen does not adequately explain the causal link between his methodology and the Line 11 dilution.  More specifically, the Greisen Report does not take into account the following factors:

(i)Respondents’ expert Randy Clarkson opined that there could have been as much as 14% dilution of the gold mined by Goldrich, as compared to the gold content predicted in the Martin Report, as a result of inefficiencies in processing pay material through the small trommel used as a wash plant by Goldrich in 2009-010. (Both James and Trowbridge acknowledged that the trommel was inadequate for future mining operations by GNP). If true, this could account for almost all of the dilution reported in the Updated Martin Report;

(ii)Mr. Greisen’s estimate does not appear to account for the fact that Respondents’ permanent mining operations were conducted at the opposite end of the site from Line 11, at: Line 1.2, the northernmost area of the mine site, using a custom made wash plant that was of a much higher quality and much more efficient than Big Blue.  Respondents’ plan was to mine the “alluvial fan” area (originally identified in the Barker Report, referenced in the Martin Report and even mentioned by Mr. Clarkson), gradually working their way through the alluvial fan to the canyon area where Line 11 is located. No evidence was presented as to how long it would take Respondents to reach Line 11 under its mine plan, in the context of the projected 13-year life-of-mine in the Martin Report.  Thus, the Panel is

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unable to determine with reasonably certainty when, if ever, NyacAU intended to mine in the area of Line 11; and

(iii) There is some question as to whether Respondents would have chosen to mine Line 11 at all, given the fact that it is the only line referenced in the Martin Report which has only “inferred” resources (the lowest and most uncertain level of estimation of pay material above the cut-off grade).  Each of the other Lines referenced in the Report contained substantial quantities of “measured” and “indicated” estimates (“measured” being the highest level of estimation probability, and” indicated” falling next in line); and

(iv)Table 15 of the Barker Report, reproduced in the Martin Report, indicated that the deposits at Line 11 might be a combination of pre-glacial fluvial, glacial, and post/glacial soils, and thus closer to ‘aggredational” deposit as defined by Mr. Goldfarb. The uneven nature of these deposits could conceivably be a contributing cause of the dilution at Line 11;

(v)Respondents produced no evidence of dilution at or around the area they were mining (Line 1.2), although many of the drill cores referenced in the Martin Report, and examined and relied on by James in entering into the joint venture, were taken from that general area.

Given these factors, and without impacting its holding that Goldrich is liable for negligent concealment of the dilution reported in the Updated Martin Report, it is the Panel’s view that damages, if any, proximately caused or reasonably foreseeable due to such concealment are too speculative to calculate—put another way, that the negligent concealment by Goldrich of the dilution at Line 11 was not concealment of a material fact. The evidence presented did not provide a clear answer to the cause of dilution at Line 11; nor did it show that Line 11 dilution could be assumed to reflect dilution throughout the mine site.  Accordingly, the Panel has no choice but to deny Respondents’ request for damages on these grounds, except with respect to James’ request for reimbursement of the $350,000 he paid to acquire Goldrich’s stock, as explained more fully in Section XVII 1.

3.Alleged concealment of permitting violations.

Respondents’ final misrepresentation claim is that Claimants concealed from them permitting violations concerning Goldrich’s 2009 and 2010 mining operations that were pending when the Joint Venture deal was made.  The evidence was disputed as to when Respondents were informed of such violations and whether information given at various points in time was at least sufficient to put the Respondents on notice that violations had occurred.  The relevant evidence, which was generated over time, is summarized in the following chronology:

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1.On February 24, 2010, Goldrich submitted to the United States Army Corps of Engineers (“USACOE”) an application for a General Permit, which was approved, and allowed Goldrich to conduct mining operations on a defined 10-acre parcel at Little Squaw;

2.In February of 2011, Mr. Schara received an email from Ms. McAlee of the USACOE,  discussing the permitting requirements and providing information on how to obtain an individual permit (Exhibit 171);

3.In June 2011, ADMA—a governmental agency involved with the permitting process--issued a report indicating that reclamation of the Goldrich site would be performed in 2011. Goldrich acknowledged that no reclamation had been done at the time the report was issued but proposed to perform remediation later in 2011, and also stated that the mine was on “reclamation on a maintenance basis” (Exhibit 171);

4.In July 2011, Charles Trowbridge visited the site and noted unstable conditions in the mining pit that Goldrich had created and sloughing of water from the pit walls into a pond on the pit floor.  Mr. Trowbridge recalled telling Richard Walters, whom it appeared was representing Goldrich during the site visit, that Goldrich needed “get a hold on water”, which apparently referred to the water seepage from the pit walls and the pond on the pit floor(CT, pp. 962-66);

5.Trowbridge also asked Mr. Walters directly if Goldrich had any agency problems.  Walters responded that the only agency problem Goldrich had was that its mining operations had exceeded the 10-acre footprint (CT, p. 1229)5  Mr. James gave similar testimony with respect to the July 11 site visit.  Like Mr. Trowbridge, James recalled Walters saying that Goldrich had no agency issues.  In addition, he recalled Walters telling him that Goldrich had approvals from the State of Alaska and therefore didn’t care about USACOE permitting.  (WJ, p. 2622). But Mr. Trowbridge did testify that, during the visit, he saw all the problems that USACOE later identified as permitting violations. James also testified that the conditions which he observed in

5   Although the evidence was somewhat unclear on this point, in July 2011 Mr. Walters may no longer have been an officer or director of Goldrich.  Nonetheless, the evidence showed that he was at least the apparent agent of Goldrich in connection with his dealings with Mr. Trowbridge.  Thus, Walters’ statements during the site visit may be attributed to Goldrich.

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the 2011 site visit still existed in 2012 and were the basis for the violations issued by USACOE at that time (WJ, pp. 2663-63).

6.In July 2011, and as a result of the site visit, Mr. Trowbridge formed the conclusion that the problems he had observed would have to be corrected, but testified that he thought Goldrich would do this work (CT, p. 966) and that he did not think these problems or Goldrich’s approach to solving them would interfere with an IP being issued to NyacAU or GNP (CT, p. 1077);

7.On April 3, 2012, the parties entered into a written Term Sheet regarding the joint venture.  The Term Sheet had several provisions relevant to the permitting process.  Claimants represented and warranted, in Paragraph 32(e), that they “had disclosed prior to the execution of this Term Sheet all information that either has knowledge of or with the exercise of reasonable diligence would know with respect to any legal disputes, environmental disputes, environmental hazards, material violation(s) and of any local, state or federal laws or regulations, including notices from any source or any violation or alleged violation related to or arising out of use or activities on or near the claims.”  Paragraph 23, entitled “Placer Permitting”, made the Joint Venture responsible for obtaining and maintaining all necessary permits for exploration development and mining of the claims, “including without limitation resolution of matters with USACOE related to prior violation(s) of authorization to operate under General Permit 2006-1944 (the Goldrich General Permit)”.  Paragraph 23 also gave NyacAU the right, if these permitting issues were not resolved in 2012, to either dissolve the joint venture or elect to extend by one year the Minimum Production Requirement..  This indicates that the parties had already discussed the USACOE’s recognition of Goldrich’s violations before the Term Sheet was signed.

8.On April 30, 2012, Charles Trowbridge attended a meeting with the USACOE.  At the meeting, Mr. Trowbridge informed USACOE that there was an unstable condition in the mine pit at Little Squaw and that dirty water from mining operations was breaching a bypass ditch and running directly into Little Squaw Creek.  The reaction of Leslie Tose, who represented USACOE at the meeting, was a confirmation that these conditions violated permitting regulations and would

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have to be resolved.  She then suggested that a cease-and-desist order might be necessary to get Goldrich’s attention regarding the need to correct the violations.  Ms. Tose added that, in the interim, NyacAU would not be able to obtain an individual permit in 2012 and, up to the point that it did receive an individual permit would be restricted to mine operations in only a 10-acre parcel under a General Permit that would be granted by USACOE to NyacAU after reclamation work under the Goldrich permit was completed.  Mr. Trowbridge testified that the April 30th meeting was the first he had learned that the problems he had observed at the mining site previously were recognized by USACOE as violations of permitting regulations.  (CT, p. 1072).

9.On April 30, 2012, Ms. Tose sent a letter to Goldrich (to Mr. Schara attention), setting forth the violations Goldrich had committed at the site and making clear that the violations would have to be corrected promptly  (Exhibit 165).

10.On May 3, 2012, Mr. Walters was told by Ms. Tose of a “wetlands” violation in the area of the tailings road of the Little Squaw Mine.  Walters responded by saying that he did not believe there was a wetlands violation (Walters, p. 323), and sent Goldrich’s entire permitting file regarding Little Squaw to Tose (Walters, p. 169) for examination.  Tose explained that she was unable to open the file.  Walters also testified that he told Schara about his position on the wetlands violation and emphasized that Goldrich did not need any further permitting from USACOE);

11.On May 22, 2012, Mr. Schara responded to USACOE’s 2012 letter by promising to resolve the violations and requesting that USACOE hold off on issuing a cease-and-desist order.  (Exhibit 171; Schara,. p. 717).

12.On May 25, 2012, a meeting was held at USACOE offices with Leslie Tose, Charles Trowbridge and Michael James (representing NyacAU), and Bill Schara (representing Goldrich).  At the meeting, Mr. Trowbridge proposed having Goldrich put in a lined ditch to replace the bypass that Goldrich had installed and avoid polluted water draining directly into Little Squaw Creek, to reactivate settlement ponds to get mud out of the water, and to stabilize the side slopes of the mine pit.  Schara stated that he had not previously been aware that these and other

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matters observed by Mr. Trowbridge during his 2011 visit were violations of permitting regulations, but reiterated that Goldrich was willing to correct them.

13.Following the May 25, 2012 meeting, USACOE and Ms. Tose wrote a formal letter to Goldrich laying out the permitting violations and stating corrective measures to be taken.  The stated violations included:

(i) material, especially sidewalls in the mining pit, were in an unstable condition;

(ii) dirty water from mining operations was draining into Little Squaw Creek;

(iii) there had been an improper reclamation effort by Goldrich (in 2011) regarding stream diversion;

(iv) there was a wetlands violation in the area of the tailings road; and

(v) Goldrich had abandoned the site without reclamation.  (Exhibit E8).

The letter also informed Goldrich that its violations could all have been avoided with proper planning.  (Exhibit H).

The corrective measures required by the USACOE included:

(i) close down the 2600 feet bypass previously constructed by Goldrich and construct a new spillway to channel water from mine operations;

(ii) repair “seeper” on the eastern pit wall and install rip-wrap on the apron and culvert;

(iii) reshape walls to a stable condition and seed with native grass mixture; and

(iv) present a time table for removing the tailings road and putting material back into the mine pit.

14.Following the May 25, 2012 meeting, Ms. Tose explained to NyacAU that individual permitting requirements had recently changed, in that an applicant was now required to obtain “a cultural and anthropology rating” and a determination of whether wetlands existed at the site, before an individual permit would be issued

15.On June 29, 2012, Ms. Tose wrote a letter which again described the citation issued to Goldrich by USACOE and explained that NyacAU would be confined to operations within a

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10-acre parcel in 2012 (through a general permit to be granted to NyacAU), and would not obtain an individual permit in 2012.

16.On August 12, 2012, after NyacAU had completed its reclamation work, a General Permit was issued to NyacAU for a 10-acre parcel which overlapped substantially with Goldrich’s 10-acre General Permit.

17.NyacAU/GNP applied for an individual permit in the latter part of 2012, which included the newly required “cultural and anthropology” report and wetlands analysis, but, because of the length of time necessary to obtain approvals of such reports, the individual permit was not issued until August 2013.

From the above chronology, it is clear that both Goldrich and NyacAU knew about the problems at the site which ultimately became the basis of violations cited by USACOE before the Term Sheet was signed, in early April of 2012.  Paragraph 32 of the Term Sheet, which sets forth the representation and warranties of Goldrich [and its affiliate corporation GMC], contains the following representation and warranty on “Disclosures”:

“Goldrich and GNC (its affiliate corporation), had disclosed prior to the execution of this Term Sheet all information that either has knowledge of or with the exercise of reasonable diligence would know with respect to any legal disputes, environmental disputes, environmental hazards, material violation(s) and of any local, state or national laws or regulations, including notices from any source or any violation or alleged violation related to or arising out of use or activities on or near the claims.”

Read in isolation, Paragraph 32(e) could be interpreted as charging Goldrich with the knowledge that the conditions which existed in 2011 at the site were in fact violations of permitting regulations, even though no formal finding of violations had yet been made by USACOE; and Goldrich’s failure to impart such knowledge to NyacAU would arguably have been a misrepresentation or breach of warranty under this provision. This in fact was the primary argument pressed by Respondents as a basis for their misrepresentation claims. However, as stated above, the Term Sheet also contains a paragraph on “Placer Permitting”, which makes the Joint Venture (GNP) responsible for obtaining and maintaining all necessary permits for mining

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operations at Little Squaw, including, without limitation: “resolution of matters with the Army Corp of Engineers related to prior violation(s) of authorization to operate under [Goldrich’s General Permit]…”.  The paragraph goes on to provide that if these prior violations are not resolved by 2012, “then NyacAU may dissolve [GNP] as provided in Section 3(c), or elect to extend by one (1) year all Minimum Production Requirements.”

These provisions of the Term Sheet are consistent with a discussion, testified to by Mr. Schara, between Schara and Dr. James before the Term Sheet was signed, about how the permitting violations issue could be resolved.  Mr. Schara stated that he offered, and James agreed, that NyacAU would reclamate all conditions on which the violations were based, except for the wetlands violation in the area of the tailings road, which would be Goldrich’s responsibility.  It was also agreed that Goldrich would bear full financial responsibility for NyacAU’s reclamation work.  Finally, according to Mr. Schara, the parties agreed to allow NyacAU to extend by one year all Minimum Production Requirements to compensate for the time it would take NyacAU to perform the reclamation work.

The permitting issue was effectively put to rest by the later executed Operating Agreement. The Operating Agreement first incorporated all of Goldrich’s representations and warranties under the Term Sheet. (Section 4.8). It also carried forward the Parties’ agreement in the Term Sheet regarding the time period for achieving the Minimum Production Requirement by stating, in paragraph 7.3.8, that “if GNP is unable to obtain an individual permit from the USACOE for placer mining by July 1, 2012, then NyacAU, as Manager, “may elect to extend by one (1) year all Minimum Production Requirements.” The Operating Agreement also contained a new section which clearly reflected a further agreement by the parties regarding the impact of Goldrich’s prior permitting violations on the Joint Venture’s operations: Article XIV of the Operating Agreement dealt with dissolution and termination of the Joint Venture.  Within that Article,  Section 14.1.7, provided that the Joint Venture could be dissolved at NyacAU’s sole discretion, if “[GNP] cannot resolve matters with the US Army Corps of Engineers in 2012 related to prior violations of authorizations to operate under [Goldrich’s General Permit]; or related permits with respect to

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placer mining on the claims.”  The Section went on to provide that if NyacAU chose to dissolve GNP on these grounds, it shall: “(1) be authorized under Alaska Law to take certain actions in the course of winding up [GNP]; (ii) have priority for payment of all lines of credit and loans to GNP prior to distribution of the assets in the course of winding up; (iii) Goldrich shall continue to be solely responsible for repaying LOC 2 and LOC 3 to NyacAU; and (iv) Sections 4.6 and 4.7 shall otherwise govern the dissolution.”

Of the two options regarding Goldrich’s permitting violations given to NyacAU under the Operating Agreement, the evidence is clear that NyacAU chose the latter --it moved forward with the rectification of the USACOE violations issued in 2012 (with the understanding that Goldrich would fully bear the expense of such work), applied for and obtained an Individual Permit in August of 2013, and extended the Minimum Production Requirement by a year when it learned from USACOE that it would not be issued an individual permit in 2012.

There also were also points in time, well prior to the execution of the Term Sheet, where NyacAU easily could have backed out of the deal--for example, following the July 2011 site visit, after observing conditions at the site and realizing that reclamation work would have to be done at least with regard to the water issues. Dr. James did testify that he had invested nearly $2 million in the project up to the time the Term Sheet was negotiated and signed, to purchase equipment, build a winter road and transport equipment along the winter road to the mining site, and for that reason was very reluctant to lose that investment by rejecting the deal based on permitting violations. .  But all of this was done with full knowledge of the problematic conditions (except, arguably, for the wetlands issue), which James admittedly knew would have to be reclamated in any event, and which, as he and Trowbridge had predicted in 2011, later became the basis of the citations and reclamation requirements issued by USACOE. Even after those citations had been issued, and knowing that an individual permit would not be issued to NyacAU in 2012. Dr. James could have opted to make Goldrich do all the reclamation work, reassessed the situation at the end of the 2012 season, dissolved the Joint Venture under the Operating Agreement, and initiated a proceeding against Goldrich to try and recover his investment.  Goldrich’s permitting violations also gave

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James leverage that might have allowed him to hold out for even a better deal, perhaps guaranteeing repayment of his $2 million investment to that date. But at the end of the day, James decided to move ahead, satisfied that the concessions in the Operating Agreement relating to permitting violations were sufficient to deal with the issue.

Accordingly, Respondents’ claim that it was defrauded by Goldrich intentionally, recklessly or negligently concealing what it should have known to be outstanding permitting violations has not been proven by clear and convincing evidence.  Nor by virtue of the above-cited contractual provisions, has it been shown that Goldrich breached a contractual obligation in this regard.

4. Misrepresentation damages sought by Respondents

Respondents’ damages expert, Ronald Greisen, articulated in his expert report several categories of damages sought by Respondents based on their misrepresentation claims:  (i) monies allegedly expended by NyacAU in the years 2012-2014 which did not benefit GNP ($2,094,294 in 2012,  $5,656,597 in 2013,  and $2,034,304 in 2014), plus prejudgment interest thereon, (ii)  lost profits at Little Squaw mine from 2012-2014 ($2,281,500),  plus prejudgment interest thereon; and (iii) lost profits from the Bethel mining operation for 2014-17 ($5,609,960), plus pre-award interest thereon (Greisen Reports, Joint Exhibit 27).

Based on the above analyses, these damage requests are denied, except with respect to Dr. James’ claim for reimbursement of his $350,000 stock purchase (See Section XVIII 1.).

XIII.RESPONDENTS’ CLAIM FOR BREACH OF PLACER MINING CLAIMS LEASE REGARDING USE OF INFRASTRUCTURE (CAMP)

Respondents claim that Claimants have breached the Placer Mining Claims Lease (“Claims Lease”), which was entered into effective April 2, 2012, very close to the same date that the parties signed the Term Sheet (Joint Exhibit 2.5).  The claim is based on Section 12 of the Claims Lease, which states, in part, that “GNP and its employees, contractors, visitors, invitees, agents and representatives (collectively “GNP Parties”) will have unrestricted, nonexclusive use of all Infrastructure existing at the claims as of the effective date of the lease.”  Section 12 goes on to also provide that GNP and the “GMC Parties” (which includes Goldrich) will meet yearly, no later

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than March 15, to discuss the use of existing Infrastructure for the upcoming mining season and “will use their best efforts to amicably resolve any conflicts in use, with the GMC parties having priority to use existing Infrastructure if there is a dispute.”  Under Section 12(d), the GMC parties were responsible for maintaining, repairing or replacing any Infrastructure which existed as of the effective date of the Claims Lease unless otherwise agreed by the parties; but this responsibility was to be allocated between GNP and GMC to the extent that GNP used any of the existing Infrastructure.

Consistent with this provision of the Claims Lease, Dr. James testified that he anticipated using the existing camp infrastructure which Goldrich had constructed at Little Squaw before he entered into the deal, and then expanding the camp, as needed, as more people came in over the years to work the mine (James, pages 26-27).  Mr. Schara’s testimony was that, even though he acknowledged the Claims lease gave GNP the right to use existing Infrastructure when it otherwise was not being used by Goldrich, he refused to allow GNP to use the camp facilities because Goldrich was “contemplating” performing hard rock drilling at the site in 2012 and also had some pieces of equipment stored in some of the tents.

The evidence showed that Goldrich had spent $1.4 million in hard rock mining in 2011 (Exhibit CD-524 2011 BOD Minutes), which of course required it to use its camp facilities.  In a Board of Directors meeting held on March 29, 2012, Mr. Schara presented a proposed contract for 2012 drilling, but the Board did not approve it, and subsequent Board meeting minutes make no reference to hard rock drilling in 2012, or for that matter in any year thereafter.  It was undisputed that Goldrich in fact performed no hard rock drilling or other operations at the site in 2012 or afterwards, until Goldrich, in 2015, performed reclamation work—through a third party subcontractor-- on the hillside to remove the tailings road, long after NyacAU had constructed a new camp.  In an email to Dick Huebner (the GVC principal with respect to the GVC loan transaction) dated November 26, 2012, Mr. Schara  acknowledged that Goldrich had done no drilling at the site in 2012 because of lack of financing. Thus, with the possible exception of some tents necessary to secure equipment (although this is not certain because the evidence indicated

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that Goldrich had no use for the equipment after 2011), the evidence showed that the Goldrich camp was in fact available in large part for GNP to use during the 2012 mining season and for years thereafter.

However, the evidence also indicated that Mr. Schara made his representation about the unavailability of the camp to Dr. James before the Claims Lease was signed (April 2, 2012), when it in fact was “contemplated” that Goldrich would use the camp for hard rock drilling in 2012.  The drilling equipment that Goldrich had used in 2011 was still on site, and at some point in early 2012 (the exact date was not identified), Goldrich had employees on the site for hard rock drilling operations,  as confirmed by James’ testimony that he was able to use some of Goldrich’s employees to help with NyacAU’s 2012 reclamation work.

When the Board of Directors failed to approve hard rock drilling for 2012 on March 29, it became clear that Goldrich no longer “contemplated” using its camp in 2012,   However, based on Schara’s earlier representation, James had been required to promptly take alternative action, which he had done by leasing camp facilities (the “Arctic Camp”) from a third party (Global Services) early enough in 2012 to allow the facilities to be transported to the site on the winter trail.

Based on this evidence, it cannot be said that Schara’s representation to James breached the Claims Lease, (which had not yet taken effect when the representation was made), or that the representation was false or inaccurate.   Accordingly, Respondents are not entitled to relief based on Mr. Schara’s statement that Goldrich “contemplated” using the camp facilities in 2012.

Once the Claims Lease was signed (April 2, 2012), however, Goldrich had a responsibility to make the camp available when it was not in use, which was the situation from 2012 until at least 2015, when Goldrich—through a third party—performed reclamation work on the tailings road. The evidence showed that Goldrich did not make the facilities available to NyacAU during this period, but the evidence was unclear as to whether NyacAU had any need to use the Goldrich camp or incurred any damages from being denied access to it.

Respondents’ damages expert, Ronald Greisen, calculated damages incurred by Respondents from being denied access to the Goldrich camp based on (i) the cost of laying the

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concrete pad for the new camp, and constructing water and septic tank systems ($198,444—Greisen Report, Ex. 2.5, page 3 and schedule 1.1); (ii) payments to third party vendors to assemble the Arctic camp ($124,286)—Id.); (iii) lease payments made by GNP  to Global Services for rental of the Arctic camp from 2012-2015 ($1,579,598--Greisen Report, page 3; GNP Schedule 1.1).; and (iv) prejudgment interest (5%) commencing on the date of the Claims Lease.  However, these calculations are based on the assumption that Mr. Schara’s pre-Claims Lease representation was inaccurate and became a breach of the Claims Lease once it was signed, and that Respondents were wrongfully forced to lease and install the Arctic camp based on the alleged misrepresentation.

However, since it is the Panel’s view that Mr. Schara’s representation was accurate at the time it was made, the question then arises as to what damages, if any Respondents suffered after they entered into the lease with Global Services, when the Claims Lease had been signed and the Goldrich camp was not being used and no longer “contemplated” to be used in 2012.  The Panel assumes, that, at this time, the Arctic camp had been leased, either had been delivered or was in the course of being delivered on the winter trail, and that NyacAU had no power to undo the deal with Global Services.

Mr. Greisen’s damages analysis did not address whether any expenses were incurred by Respondents beyond those arising from the lease and installation of the Arctic camp. Accordingly, and disregarding expenses associate with the Arctic camp itself, Respondents may, at their option, submit a claim for any costs, expenses, or other damages allegedly incurred by Goldrich not making its camp available to NyacAU after the Claims Lease was signed (April 2, 2012), based on exhibits submitted in the arbitration.  Any such submission shall be filed within thirty (30) days of the date of this Interim Award, and Claimants shall have thirty (30) days to respond to the submission. The Panel will incorporate its decision on Respondents’ claim into the Final Award.

XIV.RESPONDENTS’ CLAIM FOR BREACH OF THE OPERATING AGREEMENT BY GOLDRICH ALLOWING THE CLAIMS TO LAPSE

Respondents claim that Goldrich breached the Operating Agreement by failing to make the filings and pay the amounts necessary to maintain the Claims (as well as the assignment thereof to

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GNP under the Claims Lease) in good standing.  In this regard, Section 5.2 of the Operating Agreement states that “Goldrich or its designee shall file with the State of Alaska Affidavits of Annual Labor and pay the annual rate for the Claims”.  It also obligates Goldrich to provide GNP copies of said Affidavits and proof of rental payments within at least thirty (30) days prior to the filing deadlines.  In this case, Goldrich admittedly missed the filing deadline of December 9, 2013 and gave no advance notice to GNP that it might not complete the necessary paperwork in time to meet the deadline. (William Schara pages 1355-1356).  In fact, Schara learned of Goldrich’s missing the filing date from Goldrich’s own claims service advisor (Id.)

The parties conceded that under relevant Alaska mining regulations, the failure to timely file affidavits and make rental payments necessary to keep the claims in force automatically triggered a 45 day period after the due date in which the claims were “open”, meaning that any third-party could come onto the property and stake its own claim.

Fortunately for the Parties, no third-party stakeholder appeared.  At this same time, Dr. James and the project needed financing, and James was courting a potential investor (Clark Gillam) to provide a $5.7 million loan with an accelerated payback and a 10% minority equity interest in NyacAU’s 50% interest in GNP.  Dr. James claimed that the “open claims” issue caused Gillam to back out of the deal.  However, Claimants point out correctly that Gillam stated that he was not interested in making the deal on December 2, 2013, as shown by his email to James of that date (Exhibit 68), approximately a week before Schara became aware that Goldrich had missed the required filing date to keep the Claims in force.  Further, both James and Ms. Attala testified of general frustration in negotiating with Mr. Gillam because of the difficulty of closing a deal with him. Thus, it cannot be said that Goldrich’s failure to maintain the mining claim caused the potential deal with Gillam to crater.

Dr. James also claims that he is entitled to $10,416, plus pre-judgment interest thereon at 5%, for payment of interest on a short term $500,000 bridge loan from Gillam to mitigate the impact of Gillam backing out of the contemplated investment of $5,700,000.  However, as set forth above, the evidence shows that Mr. Gillam chose to back out of the loan before the Claims

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issue arose. Also, to the extent that the bridge loan was used to purchase equipment or for other project purposes, both the principal and interest on the loan could have been added to LOC 1 when paid by NyacAU. Beyond this, Dr. James is not entitled, individually, to recover interest paid on the $500,000 bridge loan.

GNP’s claim that it is entitled to recovery of legal fees and costs of $14,930, plus pre-judgment interest at 5%, is also not well taken.  These charges appear to have been for the filing of a lien to protect GNP from damages caused by the open claims problem.  However, paragraph 15 of the Claims Lease provides that “GNP and GMC shall keep the Claims free and clear from all liens or encumbrances for labor, materials, or other indebtedness of any kind”, and further states that any Party who fails to do so will have to bear the costs incurred by the other Party in expunging the lien.  Thus, the lien generated by the legal services in issue is invalid (and should be expunged by Respondents if that has not already incurred), and Respondents are not entitled to recover attorneys’ fees concerning the lien as damages for Claimants’ breach of the Operating Agreement.

Dr. James testified that a particular need he had for the Gillam funding was to enable the purchase of six haul trucks for the project, needed for the 2014 season.  The records show that NyacAU, through Bear Leasing, in fact was able to purchase six A40 haul trucks late in 2013 for use in 2014 (although it was not clear whether the Gillam bridge loan was used for this purpose). However, the open claims period effectively prevented the trucks from being transported on the winter road in 2014--instead, the equipment had to be stored in Fairbanks. Respondents claim that they incurred damages from inaction by Claimants’ that led to the “open claims period, by (i) being unable to lease the six purchased trucks to GNP for the 2012 season, in the amount of $158,544, less amounts Bear was able to earn by renting four of the six trucks, resulting in a net damages figures of $107,900; and (ii) having to pay storage costs for the trucks in Fairbanks ($3000). (Greisen Report, page 6, Bear Leasing Schedule 1.0)  Yet the evidence showed that NyacAU in fact had no use for these trucks at the site in 2014, since they lacked financing to perform any significant mining operations; therefore, NyacAU had no grounds to charge GNP rent

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for the use of the trucks.  Storage costs as well were more the result of lack of financing than the “open claims” period.  Thus, Respondents are not entitled to relief on this claim.

XV.RESPONDENTS’ CLAIM FOR RECOVERY OF BOOK ENTRY OF INTEREST UNDER LEASE FOR WASH PLANT

Respondents have also presented, through their expert Mr. Greisen, a claim by NyacAU, (through Bear Leasing) for an entry on GNP’s books of an unpaid and unbilled interest expense of $66,180 under the appropriate Lease, incurred during the period of construction of the wash plant.  This request shall be corrected by adding as damages to Respondents the amount of $66,180 as unpaid interest under the appropriate Lease for the wash plant, which shall be booked as a debt liability on GNP’s books, consistent with the Panel’s ultimate determinate on whether Leases 1-6 are capital leases.  In the dissolution process, NyacAU (through Bear Leasing) shall be treated as a third party creditor with respect to the recovery of this amount from GNP.

XVI.RESPONDENTS’ CLAIM FOR VIOLATION OF ALASKA UNFAIR TRADE PRACTICES AND CONSUMER PROTECTION ACT

Respondents have counterclaimed that Goldrich, as well as a number of its officers and Directors individually, should be held liable under the Alaska Unfair Trade Practices Act (the “Act”).  Section 45.50.471 of the Act expressly prohibits a wide array of specifically defined acts, focused primarily on certain types of fraud, misrepresentations, and concealments.

None of these appear to fit Respondents’ claims, and Respondents do not contest this.  Rather, as explained in their arbitration brief, Respondents rely on Section 45.50.545 of the Act, which states that “[i]n interpreting AS 45.50.471, due consideration and great weight should be given the interpretations of 1 U.S.C. 45(a)(1) (§ 5(a)(1) of the Federal Trade Commission Act” (“Federal Act”).  Respondents then cite a case decided under the Federal Act, State v. O’Neill Investment, Inc. 609 P.2d 520, 535 (Ala. 1980) for the proposition that any “unfair or deceptive practices” are within the Federal Trade Commission’s enforcement powers, and, by virtue of Section 45.50.471, within the purview of the Act as well. Respondents also claim that the individual officers and directors can be held liable for “unfair and deceptive practices” under the case of Federal Trade Commission v. Publishing Clearing House, Inc, 104 F 3d 1168, 1170 (9th

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Cir. 1996), which held the President of a telemarketing company which she had founded to have engaged in unfair and deceptive practices.

Setting aside the question of whether the Federal Act is legally binding on the Act, both of the above cases involved extreme examples of unfair and deceptive practices.  In State v. O’Neill, the Attorney General brought an action against a debt collection agency, which alleged a litany of egregious actions by debt collectors who worked for the company, including coercion, threats and intentional misrepresentations to debtors to induce them to pay outstanding balances on their debts.  In FTC v. Publisher’s Clearinghouse, the court found that the company president had full knowledge of and participated in a “solicitation script” used for potential customers that contained a number of material misrepresentations designed to obtain customer sign-ups, sometimes accompanied by payments of money.

By contrast, in this case the Panel has found Goldrich liable for only one act of negligent misrepresentation—concealment of dilution information in the Updated Martin Report, and has denied most of the damages claims asserted based on that misrepresentation.  All other liability found and damages awarded to Goldrich or GNP are based on the Panel’s reading of the Operating Agreement and related evidence, which, at the most, are contract violations.

Additionally, no evidence was produced that individual officers and directors of Goldrich had knowledge or intentionally or recklessly engaged in, a pattern of unfair and deceptive practices with regard to Respondents.

The Act—and the Federal Act—by their terms, do not pertain to or proscribe a single negligent misrepresentation of fact by a party, nor are they activated by breaches of contract.

Accordingly, Respondents’ claims for violation of the Act are denied.

XVII.RESPONDENTS’ CLAIM FOR IMPOSITION OF ALTER EGO LIABILITY

Respondents have also claimed that the corporate entity—Goldrich—should be disregarded for purposes of liability and damages, and that the officers and directors named in the counterclaim should be held individually responsible for damages imposed against Goldrich. Respondents rely solely on the case of L.D.G. v., Brown, 211 P.3d 1110 (Ala. 2009) to set the

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legal standard for their claim.  LDG was a dram shop case brought by the representative of the estate of a woman who had been shot and killed by an intoxicated man, against a bar (a corporation) and the bar’s sole shareholder, as an individual.  The allegation was that the bar had served the man drinks while they knew he was intoxicated, which caused him to commit the crime.  The individual shareholder of the company that owned the bar was dismissed from the case on a directed verdict at trial, and the representative appealed. The appellate court, while recognizing that alter ego liability was a remedy to be used only in “exceptional circumstances”, held that the facts were sufficient to raise a jury question as to alter ego liability, and remanded the case to the trial court on that basis.  The court articulated two standards for imposing alter ego liability: the “mere instrument” test, consisting of six factors to show that the corporate entity was used as an instrument of a shareholder, and a more general standard that a party cannot hide behind the corporate form to avoid liability when to do so would “defeat public convenience, justify wrong, commit fraud, or defend crime”.  The court then held that that the following evidence concerning the individual shareholder was sufficient to raise a jury question re alter ego liability under the latter standard:  (i) failure to honor corporate formalities; (ii) payment of employees’ salaries out of shareholder’s own pocket, and sometimes under the table; (iii) commingling of corporate and personal funds, and personal use of corporate funds; (iv) manipulating the business in and out of the corporate form to avoid taxes; and (v) undercapitalizing the company.

Respondents’ alter ego claim against individual officers and directors of Goldrich falls short of this standard.  Goldrich is a public company which, during all relevant periods, maintained a board of directors and officers, made required public filings, and, albeit imperfectly, held annual board of directors and shareholders meetings where minutes were taken and later circulated.  With respect the Little Squaw mine, it cannot be said that Goldrich was undercapitalized.  The Operating Agreement provided, in Section 3.3, that “[n]o Member shall be required to contribute any additional capital to the Company” beyond amounts initially contributed, and that “[n]o member shall have any personal liability for any obligation of the

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Company”.  Further, Respondents’ alter ego claim is based primarily on claims of misrepresentation by Goldrich, but the Panel has found that no misrepresentations were proven other than in connection with Line 11 dilution, as to which damages were speculative; other liability against Goldrich was based on failures to comply with the Operating Agreement. Further, other than William Schara, no members of Goldrich’s board of directors were deposed or called to testify, and no evidence was offered as to any of them which suggested that they had used, or had the power to use, Goldrich to accomplish the unsavory objectives necessary to impose alter ego liability. The extraordinary remedy of alter ego recoveries against these individuals cannot lie in such circumstances.

CLAIMS AND RELIEF REQUESTED BY MICHAEL JAMES

XVII.MICHAEL JAMES’ DAMAGES CLAIMS

Dr. James, individually, has made three claims against Goldrich: (i) for reimbursement of $350,000 paid by James to purchase Goldrich’s stock; (ii) for reimbursement of an expense which James incurred personally in connection with the reclamation work by NyacAU of Goldrich’s permitting violations in 2012; and (iii) a claim for recovery of interest on a $500,000 bridge loan obtained from the Gillam, which has been dealt with in Section XV, above.

1.Claim for Repayment of $350,000 Stock Purchase.

Article 14 of the Term Sheet provided that, upon execution of the Claims Lease and the Operating Agreement, James “agreed to purchase Three Hundred Fifty Thousand Dollars ($350,000 US) of publically traded common stock of GNC.”  This obligation is incorporated into the Operating Agreement under Section 4.8, and was fully complied with by Dr. James when the Operating Agreement was signed.

James’ claim is based on the misrepresentation counts in Respondents’ pleading, for fraud and negligent or innocent misrepresentation.  He testified that, had he known the true facts regarding dilution in the grade of material in the pay zone, that the deposit was an “aggregational deposit” rather than an “alluvial deposit” and/or that Goldrich had committed permitting violations at the site by not appropriately reclamating its 10-acre parcel upon termination of Goldrich’s

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mining activities in 2011, he would not have entered into the deal and certainly would not have purchased Goldrich stock.  As previously explained, the Panel does not believe that Respondents met their burden of proof to establish actionable misrepresentation claims with respect to the “aggregational” issue or the “permitting violations” issue, but did meet the “clear and convincing” standard with respect to negligent concealment of 16.87% dilution reported in the Updated Martin Report draft.  The Panel has denied damages for this claim on grounds that they were too speculative. We conclude, however, that this concealment claim raises different causation and damages issues in the context of Dr. James’ claim for recovery of his stock purchase payment.

The Panel is not certain that information from the Updated Martin Report on the dilution at Line 11 would have prevented James from entering into the deal altogether, but in the Panel’s view, the uncertainty raised by the dilution on the quality of the deposit at the mine site likely would have caused James concern, as it did with Mr. Martin.  It is reasonably foreseeable, in the Panel’s view, that this would have impacted how much James would have been willing to pay up front for the purchase of Goldrich stock.  Regrettably, precise calculation of damages in this regard is difficult.  However, the Panel believes it is reasonable to assume that, had James known the true facts about dilution at Line 11, and its potential indication of dilution in other areas of the site, he would have reduced the price paid for his purchase of Goldrich stock by at least 17%, the amount of dilution at Line 11 reported in the Updated Martin Report that James was never provided.  Accordingly, James is entitled to reimbursement from Goldrich of 17% of his $350,000 stock investment, which equals $59,500. Prejudgment interest will not be awarded, because this amount cannot be calculated with certainty.

2.Personal Payments of Expense Related to 2012 Reclamation.

As explained previously, NyacAU bore the costs of the reclamation effort made in 2012 on Goldrich’s behalf, conditional on Goldrich reimbursing NyacAU for all those expenses.  Goldrich did not deny this obligation, but claimed that GNP had overcharged Goldrich for the work.  On July 20, 2012, Dr. James purchased “tundra fabric”, which was used for lining of the bypass and stabilization of the pit walls, and in doing so incurred personal expenses of $9,858.  Mr. Greisen

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also determined the amount of pre-judgment interest on this amount at 5% through August 22, 2015 of $3,015.  (Greisen Report, p. 8, Dr. James’s Schedule 1.2)  There is no dispute that this amount was paid by James, or that the fabric was used in the reclamation effort.  Therefore, Dr. James is entitled to repayment by Goldrich of this expense, plus prejudgment interest thereon at 5%, as calculated by Greisen.

DISSOLUTION AND LIQUIDATION

XVIII.THE PARTIES’ REQUESTS FOR ORDERS REGARDING DISSOLUTION/ LIQUIDATION OF GNP

Both parties have requested various orders from the Panel which bear some relation to the dissolution/liquidation process to be carried out (under the Panel’s supervision as requested by the Parties) following issuance of this Interim Award.  As set forth in more detail below, the Panel has issued rulings regarding some of these orders and deferred ruling on others which it believes are more properly dealt with in the course of the dissolution process.

A.Orders Requested by Claimants

The orders requested by Claimants are set forth in Exhibit 426. The Panel’s rulings in connection therewith are as follows:

1.Order appointing Goldrich to replace NyacAU as the Manager of the dissolution/ liquidation process.

The dissolution/liquidation process for GNP is laid out clearly in Article XIV of the Operating Agreement.  Article XIV provides that the “Manager”, NyacAU, is responsible to “effect the dissolution of [GNP]” by filing and publishing a proper notice as required by the Alaska Revised Limited Liability Company Act (Operating Agreement, §§ 14.2, 14.3 and 2.1), and thereafter to “act with due diligence as liquidator to wind up the Company within one (1) year or such longer period as may be agreed in writing by the Members”. If NyacAU fails to accomplish the liquidation of GNP within one year or any extension agreed by the Parties, the “Member that is not the Manager,” Goldrich, then has the right to complete the liquidation process, including, if not already done, establishment of reserves for “contingent or unseen liabilities”,  followed by final distributions, if any, to the Members.  Since the Panel has

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jurisdiction over the dissolution/liquidation process, it is also empowered to replace NyacAU with Goldrich or even a third party (if appropriate) if NyacAU fails to perform its duties. To date, however, NyacAU has complied with all processes put in place by the Panel for liquidation (through third party sales of certain equipment), and there is no evidence indicating that NyacAU will not continue to do so. Thus, at this time there is no basis to consider the replacement of NyacAU as Manager of the dissolution and liquidation of GNP.

Claimants have argued that NyacAU should be replaced by Goldrich for this purpose, based upon NyacAU’s alleged failure to perform its obligations under the Operating Agreement. However, and on balance, there was insufficient evidence presented at the hearing to support this contention.

2.Claimants Requested Orders 1 through 5.

The orders requested by Claimants are set forth in Exhibit 426.  Requested Orders 1-5 are addressed elsewhere in this Interim Award:  (i) Requested Order 1—Section III; (ii) Requested Orders 2 and 3—Section 1; (iii) Requested Order 4 (actually two requested orders)—Section II; and (iv) Requested Order 5—Section XI.3.

3.Claimants’ Requested Order No. 6.

Requested Order 6 asks the Panel to order that all equipment leased or rented to or owned by GNP be sold at fair market value to Goldrich, with final payment for such equipment being made on 8/31/19 and interest on the purchase paid at the same rate that is being charged by Alaska Growth Fund on its $4,000,000 loan to NyacAU to fund mining operations.  However, Goldrich has no legal right, under the Operating Agreement, including the liquidation process set forth herein, to require that sales of all equipment be made to it, as opposed to some other third party purchaser.  Respondents have acknowledged that Goldrich has the right to purchase any and all equipment for cash at fair market value, in the amounts calculated by Michael Tope in his Expert Report.  However, NyacAU’s obligations in connection with the liquidation program are to ensure that it obtains the best prices possible for sales of the equipment, sufficient to pay off any encumbrances on the equipment and hopefully provide GNP with some net recovery.  Goldrich

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has no contractual right of first refusal with respect to any such sales, although it certainly can put in its cash bid for any piece of equipment when it is auctioned and hope it emerges as the highest bidder.

4.Claimants’ requested order for NyacAU to escrow interim distributions paid to NyacAU.

Requested Order No. 7 asks for an order requiring NyacAU to escrow all revenue it has been paid as an interim distribution under Section 10.1.2, and use it to pay off all encumbrances on leased or purchased equipment.  However, Article 10 of the Operating Agreement does not impose any obligation on Members, including NyacAU, who are actually paid interim distributions under Section 10.1.2, to use those distributions in a certain way, whether to pay off encumbrances or reinvest them in the mining operation.  Accordingly, the Panel denies this request.

5.Claimants’ requested order for GNP to retain $100,000 for liquidation costs and for Respondents to pay any and all liquidation costs in excess of this amount.

Requested Order No. 8 asks for the establishment of a $100,000 reserve for liquidation costs and an order requiring Respondents to pay any overage themselves.  But again, this request finds no support in the Operating Agreement.  The dissolution procedure in Article 14.3 is clear that during liquidation, the Manager is obligated to first pay the debts and liabilities of GNP, including any amounts owed to the Members (but excluding Capital Accounts) and “the expenses of liquidation in the order of priority set forth herein”.  After that, the Manager may establish, at its discretion, any reserves deemed necessary for “contingent or unforeseen liabilities or obligations of [GNP]”, which conceivably could include anticipated future liquidation expenses.  Thus, as this process unfolds, it will be up to the Manager to determine if a reserve for liquidation costs is appropriate after payment of accrued liquidation expenses, subject to oversight by the Panel to resolve any potential disputes.  NyacAU itself has no legal obligation to fund liquidation costs for GNP.

6.Claimants requested order No. 9 that ownership of the plant be transferred to GNP.

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This requested order is addressed in Section XIV A. 3, above.  Also, it deserves mention that Goldrich has recently agreed that the wash plant may be disassembled by NyacAU and stored in Fairbanks, despite the fact that such action (at least according to Respondents’ expert Michael Tope), would significantly diminish the plant’s value on the market.

7.Claimants requested order preventing Respondents from removing small tools or items purchased by GNP for the project site.

The Panel has issued previous orders, which it now confirms, concerning transfer of equipment and other items owned by GNP to Fairbanks for storage in order to maximize their value on the market.  The same order applies to any other items, including pieces of equipment and tools owned by GNP, unless it can be shown that there is some economic advantage related to the liquidation to leaving these items on site, and that they will not lose value if they are not moved to Fairbanks.

8.Claimants request for orders transferring mining permits and mining claims to Goldrich.

In Requests nos. 13 and 14, Claimants request an order requiring Respondents to transfer all mining permits and mining claims (as defined in the Placer Mining Claims Lease and Assignment) to Goldrich.  However, recent briefing by the parties on this issue suggest that transfer of assignment of such rights is not a simple matter, but may require analysis and approval by Government agencies.  Accordingly, it is the Panel’s view that this issue be deferred until the liquidation process gets underway and that the Parties investigate and meet and confer as to how a transfer of these rights could be made, in accordance with relevant governmental regulations.

B.Orders Requested By Respondents

The orders requested by Respondents and the Panel’s rulings in connection therewith are as follows:

1.Respondents’ requested order confirming dissolution.

Respondents request an order from the Panel confirming the dissolution of the Joint Venture under Article XIV.  The Panel grants this request, conditioned upon NyacAU promptly

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filing and publishing a Notice of Dissolution in accordance with Section 14.2 of the Operating Agreement.

2.Respondents’ requested order denying GNP an automatic right to purchase equipment.

The extent of GNP’s rights to purchase equipment are addressed in Section XIX.A.3.

3.Respondents’ requested order concerning booking of Alaska Growth Fund claim.

As has been discussed, Alaska Growth Fund made a significant loan to NyacAU to fund mining operations.  At this time, there is apparently $2,000,000 outstanding on the loan, which of course will have to be addressed by NyacAU in accordance with the liquidation process (Article 14.3 of Operating Agreement).  The loan may not be booked as a capital contribution (or in any other manner) on GNP’s books, sincde it is a loan of funds subject to repayment under LOC 1 and Article 14.3.1.. On this condition, the request is granted.

4.Respondents’ requested order for Tobin Creek reserve.

Respondents have also requested an order requiring Goldrich to establish a $30,000 reserve for Tobin Creek.  This apparently is the estimated amount it would take to remove mercury and otherwise clean up the Tobin Creek site so that a mining permit of some kind can be issued.  However, the Operating Agreement does not impose upon any Party obligations with regard to Tobin Creek, and no mining operations took place there from 2012 to the present.  NyacAU argued in the hearing that they should be entitled to $124,000 in lost profits regarding the mining of Tobin Creek, based upon an indication of interest received from a third party that it might wish to do such mining at Tobin Creek in the future.  However, this amount is not part of Respondents’ current damages claims and, in any event, would be too speculative for the Panel to award.

5.Respondents’ requested order that any damages awarded to them are actually an offset to distributions (or damages) due Goldrich.

This request is granted in favor of both parties and shall be applied reciprocally.

6.Respondents’ requested order to determine balances of all lines of credit.

The Panel considers this request to be part of the liquidation process and subject to determination by the Manager (with Goldrich’s right to provide input) as part of its duty to ensure

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that all debts and liabilities of GNP are paid on a priority basis, including amounts due NyacAU as a creditor under any letters of credit  Accordingly, within twenty (30) days of the date of this Interim Award, NyacAU shall, in writing, provide its position on the balances of LOC 1 and LOC 2, as of March 31, 2019, and then apply any offsets or credits established by this Interim Award, listing each such offset or credit separately.  Goldrich shall file any response within fifteen (15) days thereafter.

C.Panel’s Continuing Jurisdiction Over the Dissolution/Liquidation Process

The parties have requested that the Panel’s jurisdiction in this matter continue throughout the process of dissolving and liquidating GNP.  The Panel agrees to continue its jurisdiction for this purpose, noting that the arbitration clause of the Operating Agreement (paragraph 15.10), extends to the dissolution and liquidation process under Article XIV.

As an initial matter, to ensure that the dissolution and liquidation process is carried out fairly to all parties, NyacAU, as Manager of the dissolution/liquidation process, shall do the following:

i.If it has not done so already, NyacAU shall immediately file and publish a Notice of Dissolution and Liquidation in accordance with Section 14.2 of the Operating Agreement;

ii.After the transport of equipment from the site to Fairbanks has been completed (with the exception at the site needed for reclamation work), NyacAU shall provide a written inventory of such equipment and its location in Fairbanks;

iii.For any equipment or other items that are remaining on site for reclamation, NyacAU shall ensure that such equipment has been adequately protected from winter conditions so as to be fully operational when reclamation begins and during the reclamation process;

iv.NyacAU shall provide to the Panel and to Claimants a list of all debts and liabilities of GNP, including debts and liabilities owed to NyacAU or Claimants in accordance with this Interim Order, including identification of the creditor and the amounts due.  NyacAU shall also provide any estimate of liquidation expenses that it may have prepared (although NyacAU is not required to prepare any such estimate);

v.For any sale of the equipment, NyacAU shall provide the Panel and to Claimants at least ten (10) days advance notice in writing of the proposed sale, and Goldrich shall be allowed to either meet the proposed price by the payment of a cashier’s check or wire transfer, or object to the proposed price if Goldrich has a reasonable grounds to believe that the proposed amount of the sale is less than fair market value and that a better price may be obtained from Goldrich or another third party;

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vi.NyacAU shall keep a current written record of all such sales, which shall include identification of the buyer and the amount of the sale, the amount of any encumbrance on the items sold, proof that the encumbrance has been removed by payment to the appropriate creditor from the sale proceeds, and use of net proceeds.  NyacAU shall also keep a written record of liquidation expenses;

vii.All amounts derived from the sales of equipment or other assets in the liquidation process shall be deposited in a separate account, from which outstanding debts and liabilities of GNP and the expenses of liquidation shall be paid, in accordance with Section 14.3.1. NyacAU shall provide to the Panel and to Claimants notice of any amounts remaining in the account after all such debts, liabilities and liquidation costs have been paid, and any such amounts shall remain in the account pending further order of the Panel;

viii.NyacAU shall provide notice to the Panel and to Claimants of any reserves which NyacAU proposes to establish under Section 14.3.2 of the Operating Agreement, and Claimants shall have a right to object or comment on the proposed reserve(s) before they are implemented; and

ix.NyacAU shall give notice to the Panel and to the Claimants of monies and properties, if any, to be distributed to the Members in accordance with Sections 14.3.3 and 14.3.4 of the Operating Agreement.  The proposed amounts shall be distributed and the allocation thereof shall be approved by the Panel before they are made.

The Panel may issue other orders in connection with the dissolution and liquidation process, as necessary, to resolve any procedural questions or issues between the parties.

XIX.PARTIES’ CLAIMS REGARDING ATTORNEY’S FEES, COSTS AND EXPENSES, AND PUNITIVE DAMAGES

A.Attorney’s Fees, Costs And Expenses under “Prevailing Party” clause of Operating Agreement

Both parties have requested recovery of attorneys’ fees, costs and expenses pursuant to Section 15.9 of the Operating Agreement.  That Section provides, in relevant part, that if any arbitration proceeding is commenced, “for the purpose of interpreting or enforcing any provision of this agreement, the prevailing Party in the proceeding will be entitled to recover a reasonable attorney’s fees in the proceeding or any appeal relating thereto to be set by the court or arbitrator without the necessity of hearing testimony or receiving evidence, in addition to the costs and disbursements allowed by law.”

In addition, Section 8.1 of the Operating Agreement provides that, with an exception not here relevant “[GNP] shall indemnify any person who was or is a party or is threatened to be made

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a party to any threatened, pending or completed claim or action by reason of the fact that such person is or was a Manager or a Member of [GNP],against expenses actually or reasonably incurred by such Manager or Member in connection with the defense or settlement of such claim or action, if such Manager or Member acted in good faith and in a manner such Manager or Member reasonably believed to be in, or not opposed to, the best interests of [GNP]”. Section 8.1.2 provides that GNP will have no indemnity obligations for the conduct arising from the “gross negligence or willful misconduct” or “reckless disregard” of the Manager or Member in the performance of duties under the Operating Agreement.

It is conceivable that the Indemnity Clause could apply to some of the costs of defense incurred by either Party with respect to any claims that were successfully defended against the other. The impact would be that any such defense costs would become a liability of GNP, and therefore payable in the liquidation, before the establishment of reserves or payment of distributions, if any, to the Members.  However, the Panel appreciates that this particular issue was not identified or argued by the Parties during the course of the arbitration

B.The Panel’s Ruling

In accordance with the foregoing, thirty (30) days from the date of this Interim Award, the parties shall submit briefing on (i) their respective positions, supported by authorities under Alaska law, of whether either of them should be deemed the prevailing, or (if applicable) partially prevailing party, or whether no party has prevailed in the arbitration; (ii) whether and to what extent either party is entitled to indemnity from GNP under Section 8.1.2 of the Operating Agreement; and (iii) whether any authority the Tribunal may have to award fees and costs under the attorneys fees and/or indemnity provisions is mandatory or discretionary in nature.  Within ten (10) days thereafter, the parties shall file any responses to the briefing.  The Panel will promptly consider these issues and rule on them in a supplement to the Interim Award, and, if any award is to be made, will set a briefing schedule for the parties to submit precise amounts of attorneys’ fees, costs and expenses to which they claim entitlement as the prevailing or partially prevailing

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party in the arbitration, and/or under the indemnity clause. The rulings of the Panel on such issues will then be incorporated into the Final Award.

C.Punitive Damages

Both parties have also requested an award of punitive damages.  In addition, Respondents have requested an award of treble damages under the Alaska Unfair Trade Practices Act.  It is the Panel’s view that no party’s acts or omissions in connection with this matter rise to the level required under Alaska law for a punitive damage award.  Accordingly, the Panel denies all requests for punitive damages.  Since Respondents have failed to state a cause of action under the Alaska Unfair Trade Practices Act, their request for treble damages is moot.

XX.MISCELLANEOUS

All other claims for relief not specifically addressed or reserved herein are denied.

Since the Final Award has not yet been issued, it is not intended that this Interim Award be regarded as final or subject to review pursuant to either federal or state arbitration statutes or in any other judicial proceedings in connection therewith.

IT IS SO ORDERED.

DATED: May___, 2019	Jason Kettrick
Jason Kettrick, Arbitrator (subject to his separate filing of a concurrence and dissent)

DATED: May ___, 2019	Thomas Brewer
Thomas J. Brewer, Arbitrator

DATED: May ___, 2019	Fred G. Bennett
Fred G. Bennett, Panel Chair

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